
03029495

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ATCO LTD.

*CURRENT ADDRESS 1400, 909 - 11th Avenue SW
Calgary, Alberta T2R 1N6

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34745 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EPS

DATE: 8/21/03

2001
ATCO LTD. ANNUAL REPORT

ATCO

GROUP

We Are ATCO

ATCO Group is an Alberta-based corporation with five principal Business Groups that are active worldwide. ATCO Group's core business values include transparency in people and business processes, current achievement, long-term growth with a strong balance sheet, and commitment to change with implementation of best practices. The ATCO Group includes more than 6,000 employees and managers who operate in the Power Generation, Logistics and Energy Services, Technologies, Utilities, and Industrials Business Groups. During 2001, the Business Groups continued to build value for share owners by improving ongoing operations and capturing new business opportunities often of a "greenfields" nature.

Strength in PEOPLE

6,000+
Employees

1,200,000
Customers

23,000
Suppliers

We Are



ATCO

[illegible]O Group companies are focused on five key areas of operation: Power [illegible]eration (development of independent power generation projects); Logistics [illegible] Energy Services (project management and logistics support as well as [illegible]ural gas processing and transportation); Technologies (information [illegible]nology support services and customer care operations); Utilities [illegible]nsmission and distribution of natural gas and electricity); and Industrials [illegible]dular buildings and noise control for industrial facilities).

[illegible]r Generation

[illegible]

[illegible]tics and Energy Services

[illegible]

Over the past 55 years, ATCO has provided products and services in more than 100 countries around the world.

Technologies

[illegible]

Utilities

[illegible]

Industrials

[illegible]



Revenue
(percentage by segment)
Logistics & Energy Services (16%)
Industrials (6%)
Utilities (60%)
Power Generation (18%)
Total Assets
(percentage by segment)
Logistics & Energy Services (15%)
Industrials (2%)
Other & Corporate (3%)
Utilities (43%)
Power Generation (37%)

PERFORMANCE

Five Year Total Return on $100 Investment

The graph below compares the cumulative share owner return over the last five years on the Class I Non-Voting and Class II Voting shares of the Corporation (assuming a $100 investment was made on December 31, 1996) with the cumulative total return of the TSE 300 Composite Index, assuming reinvestment of dividends.



$250
$220
$190
$160
$130
$100
'96
'97
'98
'99
'00
'01
YEARS



ATCO CLASS I NON VOTING $219 17.0%
ATCO CLASS II VOTING $232 18.3%
TSE 300 $140 7.0%

RESULTS

Financial Highlights

(millions of Canadian dollars except per-share data)	**2001**	2000
FINANCIAL		
Revenues	**3,754.3**	3,076.0
Earnings attributable to Class I and Class II shares	**124.4**	112.7
Total assets	**5,833.7**	5,815.6
Class I and Class II share owners' equity	**911.6**	822.3
Cash flow from operations	**544.7**	519.4
Capital expenditures – net	**695.1**	493.5
CLASS I NON-VOTING AND CLASS II VOTING SHARE DATA		
Earnings per share	**4.18**	3.79
Diluted earnings per share	**4.12**	3.75
Dividends paid per share	**1.04**	0.92
Equity per share	**30.66**	27.67
Shares outstanding	**29,733,332**	29,721,982
Weighted average shares outstanding	**29,731,040**	29,723,696



Earnings per
Class I and Class II Share
(dollars)
5.0
4.0
3.0
2.0
1.0
0
'97 '98 '99 '00 '01
Total Return
on $100 Investment
(dollars)
250
200
150
100
50
0
'97 '98 '99 '00 '01
Class I Non-Voting
Class II Voting

Class I and Class II Share Owners' Equity
(millions of dollars)



1,000
800
600
400
200
0
'97 '98 '99 '00 '01

Total Assets
(millions of dollars)



6,000
5,000
4,000
3,000
2,000
1,000
0
'97 '98 '99 '00 '01

Letter to the Share Owners



R.D. (Ronald) Southern, Co-Chairman and Chief Executive Officer
N.C. (Nancy) Southern, Co-Chairman and Chief Executive Officer

We are happy and pleased to report that 2001 was a record year for the owners of ATCO Ltd. shares and marked the 14th consecutive year of increased earnings growth.

At a time when numerous organizations under pressure to perform well . . . . have faltered . . . . there has been considerable concern expressed regarding corporate credibility . . . . and in particular . . . . corporate governance.

We hope you will find it both reassuring and wholly appropriate that we revisit the architecture of our beliefs and methods of operating, which have provided the building blocks for our achievements over these many years.

ATCO is a group of companies with a firm belief that the principles under which we operate are at least as important as the profits we make.

Our goal, and that of our Directors and Officers since our founding more than fifty years ago . . . . is to continue to provide an organization, people and processes of Excellence[1].

[1] *Excellence (as affirmed in the ATCO Group of Companies). . . . "going far beyond the call of duty. Doing more than others expect. This is what excellence is all about. It comes from striving, maintaining the highest standards, looking after the smallest detail and going the extra mile. Excellence means caring. It means making a special effort to do more."*

Share owners can be confident that we will maintain a strong and prudent balance sheet with the financial capacity to support our growth ...... we will continue to bring careful scrutiny and diligence to our capital expenditures ...... recognizing ...... it is important not to let our growth mask serious future liabilities.

We will maintain cost controls and asset reliability ...... and ...... we will remain in the forefront in safety and environmental protection.

With respect to our method of operating ......

It is important to note that the relationship between our Directors ...... Office of the Chairman ...... Managing Directors ...... and our subsidiaries is one of unusual transparency ...... situational leadership ...... and ...... extraordinary teamwork.

This distinguishing managerial process has become our group's greatest strength and allows us to deliver premium performance ...... and ...... positive ...... differentiating results ...... in every year of the business cycle.

With our steadfast dedication to this method of operating, our planning and business processes have constantly improved and have resulted in simple annual subsidiary Business Plans that everyone understands ...... and that everyone can execute in a genuinely determined fashion.

ATCO Ltd. is governed by a total of eight outside Directors and three inside Directors.

A significant number of outside Directors also serve on our five business unit boards, as well as the boards of our smaller subsidiaries and joint venture companies.

The board has two "Lead" Directors working closely with the executives of the group, who provide a notable level of leadership, recommendations and surety for their colleague Directors.

One Lead Director chairs our Governance, Succession and Compensation Committee, as well as our Crisis Management Committee ...... and the other leads our development of policies and business processes.

Five Directors serve as Designated Audit Directors ("DAD's") for business units.

The "DAD's" objectives are to:

- Ensure the accuracy of each subsidiaries' financial statements ...... and further to:
- Confirm that each subsidiary has identified and mitigated all material risks.

They report and make recommendations to both the Audit Committee and the Risk Review Committee.

In April of each year, all Directors and senior Officers meet for four days to establish strategies and planning for subsequent years. These deliberations and Directors' recommendations mark the beginning of the following three year Business Plan, under the direction of our Office of Budgets and Planning.

In addition, at four regularly scheduled meetings and numerous additional meetings of great transparency, ATCO Ltd. Directors give decisions based on their broad national and international experience ...... they are tireless in their commitment and dedication to both our strategic and operational decisions on behalf of all share owners ...... they are also a constant source of advice, counsel and strength to all Officers of ATCO Group.

ATCO Group's final strategies, objectives and budgets are finalized for the next three years in November of each year.

Goals for subsequent outreach years are set anew on an annual basis.

In addition to profitability, great attention is given to achieving balance sheet strength for liquidity and key financial ratio targets.

The current year's objectives and Business Plans, agreed by all Officers and approved by Directors, are not subject to alteration during the performance period.

Four times a year, senior Officers gather for a review based on key performance indicators submitted on the closing day of each month. This day long peer group review, agrees current tactics and initiatives to manage forward on a monthly basis . . . . . profit and balance sheet achievement of our annual goals are the overriding consideration of these meetings.

Our organization is compact.

We utilize a small Office of the Chairman and head office structure of highly specialized people in the core areas of Finance, Secretarial, Insurance, Audit, Policies and Procedures, Human Resources, Communications and group wide operations including Treasury and the Office of Budgets and Planning.

Our operations are headed by our President and five Managing Directors, responsible for groupings of our 14 Principal Operating Subsidiaries and all of them met their strategic operational and balance sheet goals this year.

Importantly . . . . . with the exception of ATCO Utilities group, all of our Principal Operating Subsidiaries also met or exceeded their profit objectives.

Our Gas and Electric subsidiaries fell short . . . . . through no fault of their own . . . . . as a consequence of 6.9 percent warmer than normal weather and disappointing regulatory decisions . . . . . a number of which are being appealed.

- In terms of notable accomplishments . . . . . while it might not be for us to say . . . . . it has been a splendid 14 years of achievement . . . . . and . . . . . 2001 was no exception!

Extensive details on our operations are provided in the body of this report and we commend them to you.

We would, however, like to highlight our financial results which affect share owners' values so directly.

- Record Earnings of $124.4 million or $4.18 per share
- Record Capital Expenditures of $842 million
- Dividends increased by $0.12 in 2001 to $1.04 per share

Of course . . . . . none of our achievements of the past . . . . . nor any we might contemplate in the future . . . . . would be possible without our executives who bring enormous personal energy and situational leadership to our plans . . . . . and . . . . . who have the ability to energize our people with a passionate belief that . . . . . it is our **customers** alone who determine our success . . . . . and that serving them to the very best of our ability . . . . . is the responsibility of every ATCO Group employee.

We feel tremendously privileged and deeply honoured to work with these men and women who make up our enterprises and on your behalf, we would like to thank them for their loyalty and commitment to making your investment in ATCO a notable success.

2002 may well usher in a period of unpredictable international developments with muted economic growth and opportunities . . . . . but . . . . . we are confident that regardless of the circumstances, we will achieve worthy results in the years ahead.

Respectively submitted,

"signed"

N.C. Southern
Co-Chairman and Chief Executive Officer

"signed"

R.D. Southern
Co-Chairman and Chief Executive Officer

Operations
PEOPLE PERFORMANCE RESULTS



ATCO Group senior operations management group includes: (left to right) J.R. (Dick) Frey, Managing Director, Utilities; G.K. (Gary) Bauer, Managing Director, Power Generation; M.M. (Michael) Shaw, Managing Director, Logistics & Energy Services; S.W. (Siegfried) Kiefer, Managing Director, Technologies; C.O. (Craighton) Twa, President & Chief Operating Officer, ATCO Ltd.; W.A. (Walter) Kmet, Managing Director, Industrials.

OPERATIONAL HIGHLIGHTS OF 2001:

Power Generation

- ATCO Power had six power plants under construction in 2001 with a total value of $733 million and completed an off-take agreement with Coral Energy for the proposed 580 megawatt (MW) Brighton Beach power plant in Ontario.

Logistics and Energy Services

- ATCO Frontec provided Canadian peacekeeping logistics support in Bosnia.
- ATCO Pipelines completed the 116 kilometre Muskeg River pipeline project.
- ATCO Midstream acquired Wolcott Gas Processing, including management of the Empress gas plant.

Technologies

- Technologies Group converted 600,000 customers to a new billing and customer care system for a total of 1,000,000 customers in Alberta.

Utilities

- ATCO Gas completed the sale of Viking-Kinsella natural gas properties for $550 million.
- ATCO Electric won a competitive bid to build a 240 kilovolt (kV) line and substation to the Albian Sands Energy project.

Industrials

- ATCO Structures had a record year including providing workforce housing at a remote mine in Chile, five drill camps shipped to Algeria, three drill camps for Akita Drilling and workforce housing at a diamond mine in the Northwest Territories (N.W.T.).
- ATCO Noise Management had a record year including noise reduction projects in Canada, the U.S., Argentina, Panama and Tahiti.

We Are **ATCO**

Power Generation

ATCO Power **Alberta Power (2000)**



Muskeg River cogeneration plant, near Fort McMurray, Alberta

The Muskeg River cogeneration project is located 75 kilometres north of Fort McMurray in Alberta and is 70 percent owned by ATCO Power and 30 percent by SaskPower International. It is a 170MW high-efficiency cogeneration plant that will supply reliable steam and power to the Athabasca Oil Sands extraction project. The plant is scheduled for completion in late 2002.

2001 was an active and significant year for growth of the Power Generation Group with strong overall plant performance; six new generation plants under construction with over 700MW of capacity; and the successful closings on four financings raising $612 million in non-recourse debt.

ATCO Power also entered into a long-term power off-take agreement for the entire output of the proposed 580MW gas-fired combined-cycle generating plant in Windsor, Ontario. In addition, the Group also progressed several other project developments in its target markets of Canada, the United Kingdom (U.K.), Australia and the U.S.

Growth in the Power Generation Group will be significant in the near term as four plants totaling 632MW are currently under construction and scheduled for completion during 2002.

CANADA

The Power Generation Group was formed at the beginning of 2001 with ATCO Power combining the operations of its independent power plants and ATCO Electric's previously regulated legacy plants in Alberta. The power industry in Alberta was deregulated on January 1, 2001 with the legacy plants now selling their output under long-term Power Purchase Arrangements.

The main legacy plants are the coal-fired stations at Sheerness and Battle River whose ownership is held in the Power Generation Group through Alberta Power (2000). Sheerness is a 760MW plant operated by ATCO Power and jointly owned with TransAlta Utilities. Battle River is a 680MW plant owned and operated by ATCO Power. Both of these plants achieved high availability operations for the year. Another legacy plant, the 144MW coal-fired H.R. Milner plant near Grande Cache, was sold to the Alberta Balancing Pool in early 2001 and ATCO Power has an operating agreement that expires in the fall of 2003.

The Group operates several proven technology, state-of-the-art, efficient gas-fired plants in Canada including McMahon in British Columbia (B.C.) and Primrose, Poplar Hill, Rainbow Lake, Joffre and Valleyview in Alberta. Installation of two 46MW units at each of Rainbow Lake and Valleyview were completed at year-end 2001. The Rainbow Lake plant is jointly owned with Husky Energy. Both of these units have commercial contracts with the Alberta Transmission Administrator to provide much needed system support for the transmissions system in the northwest region of the province.

Growth in the Power Generation Group will be significant in the near-term as four plants totalling 632MW are currently under construction and scheduled for completion during 2002. Two of these plants have SaskPower International as a partner. The 260MW Cory Cogeneration Project at the Potash Corporation of Saskatchewan plant near Saskatoon is jointly owned with SaskPower International, while the 170MW Muskeg River Cogeneration Project near Fort McMurray is 70 percent owned by the Group and 30 percent owned by SaskPower International. The Power Generation Group is the sole owner of the 170MW Scotford Upgrader Cogeneration Project and the 32MW Oldman River Dam Project near Pincher Creek. The Oldman Project is the first hydroelectric independent power project for the Group.



CORY COGENERATION PROJECT

- 260MW high efficiency cogeneration plant.
- Power off-take sold to SaskPower International under a long-term contract.
- Reliable steam supply to PCS potash mine.
- Located near Saskatoon, Saskatchewan.
- Jointly owned by ATCO Power and SaskPower International.
- Completion scheduled for late 2002.

In Ontario, progress towards market deregulation, to be effective May 1, 2002, allowed for the finalizing of a major new project. ATCO Power partnered with Ontario Power Generation to develop the 580MW gas-fired combined-cycle Brighton Beach Project in Windsor.



OLDMAN RIVER HYDROELECTRIC PLANT

- 32MW run-of-river hydro plant.
- Located at existing dam site near Pincher Creek, Alberta.
- Renewable electricity supply in southern Alberta.
- Completion scheduled for second quarter, 2002.

The project involves installation of a new generating station at an existing dam site and is scheduled for completion in the second quarter of 2002. This run-of-river hydro provides a new source of clean generation in southern Alberta where additional capacity is required.

In Ontario, progress towards market deregulation, to be effective May 1, 2002, allowed for the finalizing of a major new project. ATCO Power partnered with Ontario Power Generation to develop the 580MW gas-fired combined-cycle Brighton Beach Project in Windsor. The partners have entered into a long-term tolling agreement whereby Coral Energy will deliver natural gas fuel and purchase, market, and trade the entire output of the plant. Construction is scheduled to begin in the first quarter of 2002, with completion planned for the second quarter of spring 2004.

The Power Generation Group achieved financial close on four long-term, non-recourse debt financings involving eight independent power projects during 2001.

In April, ATCO Power and SaskPower International completed a $182 million non-recourse bond financing for the 260MW Cory Cogeneration Project. In May, ATCO Power finalized a $121 million non-recourse financing for the Scotford Cogeneration Project, while in December, it finalized a $159 million non-recourse financing for the Muskeg River Cogeneration Project in which SaskPower International acquired a 30 percent interest. ATCO Power also arranged $150 million of non-recourse financing for its Primrose, Poplar Hill, Valleyview, Rainbow Lake and Oldman River Dam generating stations.

UNITED KINGDOM / IRELAND

ATCO Power's principal U.K. asset is the 1,000MW gas-fired combined cycle plant at Barking in east London, England. The Company is the operator of the plant and has a 25.5 percent equity interest. ATCO Power is a joint owner with London Electricity of the Heathrow Cogeneration Plant at the major airport in London.

Development of a proposed 310MW cogeneration facility in Ireland with Bord Gais and Aughinish Alumina was suspended last year.

ATCO Power continues to work on project development opportunities in western Europe.

ATCO Power has a proven team of skilled employees to develop new opportunities, construct them on time and budget, and to operate them in an efficient and cost-effective manner.

AUSTRALIA

In Australia, ATCO Power's largest asset is the 180MW Osborne Cogeneration Plant near Adelaide that was commissioned in 1998. The new Bulwer Island Cogeneration Project commenced commercial operation on January 1, 2001. The 32MW plant supplies electricity and steam to the BP Bulwer Island Refinery in Queensland. The Project is part of the Queensland Clean Fuels Project, which received the Australian Construction Achievement Award in 2001. Both of these plants are jointly owned with Origin Energy. ATCO Power continues to pursue project development opportunities in Australia.

OUTLOOK

ATCO Power is well positioned to continue growing as a leading Canadian-based independent power producer. The Company has a wide portfolio of efficient generating assets with the vast majority of plant output sold on long-term contracts and financed with non-recourse loans. ATCO Power has a proven team of skilled employees to develop new opportunities, construct them on time and budget, and to operate them in an efficient and cost-effective manner.

The Company has several new projects under construction that will be completed during 2002 and others in various stages of development in the focus markets of Canada, the U.K., Australia, and the U.S.

"signed"

G.K. Bauer
Managing Director, Power Generation



SHEERNESS GENERATING STATION

- 760MW legacy plant is a coal-fired station located near Hanna, Alberta.
- Initially commissioned in 1986 as a regulated power plant.
- Since deregulation, the output is now sold under a long-term power purchase agreement.
- Operated by ATCO Power.
- Jointly owned by ATCO Power and TransAlta Utilities.

We Are **ATCO**

Logistics and Energy Services

ATCO Pipelines **ATCO Midstream** **ATCO Frontec**



ATCO Pipeline installation near Exshaw, Alberta

New energy development projects throughout Alberta increased ATCO Pipelines' natural gas receipts to a record average 1.4 billion cubic feet per day during 2001. ATCO Pipelines relocated the main Banff pipeline that supplies natural gas to Canmore and Banff along the Canadian Pacific Railway track near Exshaw, Alberta.

The Logistics and Energy Services Group provides logistics and energy management services employing technologically advanced assets owned internally or by the customer. During 2001, Logistics and Energy Services Group companies worked to further develop their natural gas infrastructure in Alberta and position themselves to participate in opportunities surrounding the proposed natural gas pipelines and other northern development projects.

PIPELINES

ATCO Pipelines transports natural gas from producing fields to end-use markets and other pipelines. The Company maintains a disciplined approach to new facility investment and offers customers flexible rate and service options and access to the markets of their choice. These business principles position ATCO Pipelines to continue growing throughput volumes and earnings.

The natural gas industry's "midstream" segment — gathering, processing, liquids extraction and storage — has grown over the past decade and ATCO Midstream is an established participant.

During 2001, receipts from natural gas processing plants increased to a record average 1.4 billion cubic feet per day. The 2001 capital program invested a record $77 million in pipelines and facilities. In December, ATCO Pipelines received a decision on its first general rate application, which established important principles for continued success within the increasingly competitive pipeline industry.

Major Projects

New pipeline and compression facilities generated 70 million cubic feet per day of new receipt volumes starting in the first quarter, providing customers with low-cost access to markets including the new Alliance Pipeline. In May, ATCO Pipelines completed a $37 million, 116 kilometre pipeline servicing the Shell Muskeg River Mine site and the ATCO Power cogeneration plant near Fort McMurray. ATCO Pipelines installed pipeline and metering stations for new cogeneration plants at Redwater and Carseland. Late in the year the Jasper loop project was completed, accommodating growing receipts from the Hinton-Edson region natural gas fields.

Going Forward

ATCO Pipelines will continue to pursue opportunities to increase receipts and deliveries and make cost-effective acquisitions of pipeline assets. Alberta's evolution to a competitive environment within the regulated gas transmission industry highlights the need for review of gas transmission policy to protect consumers and to ensure a level playing field for industry participants. ATCO Pipelines' negotiated industrial and producer settlements and regulated transportation rates expire at the end of 2002, requiring the re-design of competitive and value-added rates for its customers.

MIDSTREAM

The natural gas industry's "midstream" segment — gathering, processing, liquids extraction and storage — has grown over the past decade and ATCO Midstream is an established participant. ATCO Midstream adds value by providing cost-effective, timely, integrated solutions to clients' midstream needs. With interests in 17 gathering and processing facilities and 940 kilometres of raw natural gas pipeline in Alberta and Saskatchewan, the Company has a gross processing capacity of 1.9 billion cubic feet per day. ATCO Midstream focuses on developing strong relationships with key producers in their core areas.



ATCO MIDSTREAM: EMPRESS

- Acquired Wolcott Gas Processing Ltd. May 2001, including operatorship of the Empress gas processing plant.
- Wolcott acquisition triples ATCO Midstream's gas processing capacity.
- Empress gas plant produces 1.1 billion cubic feet of natural gas per day, and extracts ethane out of export natural gas.
- ATCO Midstream has interests in several processing facilities in Alberta and Saskatchewan.

Customers expect very high performance, exacting a high degree of attentiveness, preparedness and diligence from the service provider.



NORTH WARNING SYSTEM

- Since 1988, ATCO Frontec has managed the North Warning System which includes 47 radar sites extending across the northern edge of the continent.
- The joint venture project called Nasittuq Corporation is owned 50 percent by ATCO Frontec and 50 percent by Pan Arctic Inuit Logistics.
- In December 2001, the project was awarded a five year extension to the management contract worth $300 million.
- The contract includes maintenance and repair of the radar sites, power generation, facility and equipment maintenance, fuel supply, quality management, environmental management, maintenance and repair and software testing.

Midstream Group Activities

The new Natural Gas Liquids (NGL) business unit extracts liquids at several processing and straddle plants. In May 2001, the Company acquired Wolcott Gas Processing Ltd., demonstrating its commitment to increase NGL production through a mix of acquisitions and internally-generated growth.

The Gas Gathering group grew significantly. Early in 2001 the Company launched a joint venture with BP Canada to pool and develop gas-processing assets in the Cranberry and Chinchaga areas, providing 125 million cubic feet per day of capacity for area producers. In May, ATCO Midstream purchased the Widewater gathering and processing facility west of Slave Lake, which the Company believes will open up the region's full exploration potential, constrained by a lack of needed infrastructure. Also in May, another acquisition added interests in three processing facilities in Alberta and Saskatchewan.

ATCO Midstream's Storage and Hub Services group operates the Carbon Storage Facility and has access to other facilities, providing storage services to third parties. Price uncertainty and narrow seasonal differentials made for a very challenging year.

Going Forward

Midstream business growth is expected to continue, as producers increasingly accept the third-party midstream model. ATCO Midstream expects producers to continue divesting midstream assets, creating growth opportunities. The developing Northern and Atlantic frontier areas offer significant opportunities. For NGLs, the current environment of volatile pricing and feedstock supply is expected to continue in 2002.

FRONTEC

ATCO Frontec provides management of sophisticated North American radar, electronics and communications systems; supply chain logistics for industrial and government clients; business partnerships with Aboriginal groups; and site services, fuel handling and management of remote facilities. Customers expect very high performance, exacting a high degree of attentiveness, preparedness and diligence from the service provider. Further, customers' security expectations increased following September 11. ATCO Frontec's high customer performance ratings demonstrate the Company's commitment to the highest service. There were no systems failures or security breaches during the September 11 crisis.

ATCO Frontec achieved a "superior" rating in the first-year review of its contract to provide support services for Canadian Forces personnel deployed in Bosnia-Herzegovina.

2001 Operations

ATCO Frontec and joint venture partner Arctic Slope World Services received a 95.2 percent satisfaction rating for the U.S. Air Force Space Command's Solid State Phased Array Radar System, and an "excellent" rating for the U.S. Air Force's Alaska Radar System Project. ATCO Frontec achieved a "superior" rating in the first-year review of its contract to provide support services for Canadian Forces personnel deployed in Bosnia-Herzegovina.

In December, Nasittuq Corporation, a joint venture between ATCO Frontec and Pan Arctic Inuit Logistics Corporation, was awarded a $300 million, five-year contract to continue operations and maintenance of NORAD's North Warning System.

The Tli Cho Logistics joint venture between ATCO Frontec and the Dogrib Rae Band last winter delivered more than 45 million litres of diesel fuel, 5,000 truckloads of construction equipment and materials and a 600-person ATCO workforce housing facility to the Diavik diamond mine site in the Northwest Territories.

In late 2000, ATCO Frontec began providing support services including communications, billeting, catering, supply, transportation, utilities, maintenance, fuel handling and fire protection to Canadian Forces in Bosnia-Herzegovina. This two-year contract, with a one-year option, is the first major outsourcing of this kind.

Going Forward

ATCO Frontec will continue to enhance core competencies to renew and broaden existing contracts. ATCO Frontec is guiding the effort to position ATCO Group companies to participate in northern development projects. ATCO Frontec will pursue opportunities responding to NORAD, NATO, U.S. Air Force, Department of National Defence and United Nations' initiatives.

"signed"

M.M. Shaw
Managing Director, Logistics and Energy Services



ATCO FRONTEC: BALKANS

- Two-year contract to provide support services to Department of National Defence (DND) in Bosnia-Herzegovina.
- $83 million contract, with one year customer renewal option.
- 400 employees (175 Canadian, 225 local employees).
- Includes: billeting, utilities, transportation, vehicle maintenance, fuel management, fire safety, catering, supply services, communications, environmental protection.
- Project received "superior" rating by DND.
- Experience will open up other offshore opportunities.

We Are ATCO

Technologies

ATCO I-Tek ATCO Singlepoint ATCO Travel Genics ASHCOR



ATCO I-Tek at work

ATCO I-Tek continued to deliver growth and solid service performance in 2001. In addition to implementing service for four new clients, ATCO I-Tek's existing customers renewed their agreements for another five-year term.

ATCO Technologies includes five companies with a mandate to grow through the delivery of high quality, value-added services and products to a diverse client group.

In 2002, the ATCO Technologies Group was expanded to include ATCO Travel, ASHCOR Technologies Ltd. and Genics Inc., in addition to ATCO I-Tek and ATCO Singlepoint.

Each of the companies in the Group brings to market innovative products and services which leverage technology to improve their clients' business performance.

Business Services delivered high quality customer care, call centre and billing services to their clients in 2001, effectively meeting the significant new demands created by continuing industry deregulation and the impact of high energy prices during the first quarter of the year.

ATCO I-TEK / ATCO SINGLEPOINT

ATCO I-Tek and ATCO Singlepoint provide call centre, customer care and billing services; information technology, network infrastructure; applications software development and integration services to a diverse client group throughout western and northern Canada, the U.S. and the U.K.

The companies continued to demonstrate growth and solid financial performance in 2001. In late 2001, ATCO I-Tek and ATCO Singlepoint were brought together into a single management structure.

The companies' growth strategy centres on three core lines of business: Business Services, Technologies, and Applications. Each of these lines of business will be marketed under ATCO I-Tek with ATCO Singlepoint retained as a trade name for the outsourced customer care and billing service package.

Business Services

Business Services delivered high quality customer care, call centre and billing services to their clients in 2001, effectively meeting the significant new demands created by continuing industry deregulation and the impact of high energy prices during the first quarter of the year.

Services included production and delivery of more than 12 million utility bills, handling of 1.5 million customer calls, and the collection of more than $2.2 billion in revenue on behalf of their clients.

ATCO I-Tek successfully converted more than 600,000 customers to ATCO-CIS, the new billing and customer care system, in early 2001.

The conversion completed the transfer of all ATCO's gas and electric customers to the ATCO-CIS system, which now handles approximately one million customer accounts monthly for ATCO Gas, ATCO Electric and City of Red Deer utility customers. This proprietary technology is an important asset in servicing the deregulating energy industry.



RED DEER CONVERGED UTILITY SERVICE

ATCO Singlepoint provides City of Red Deer customers with:

- Single monthly billing statement combining city water, garbage and recycling with ATCO Gas services.
- "One-stop" call centre and payment services.
- Flexible and effective services and systems for today's evolving marketplace.

A key focus during 2001 was a continued emphasis on maintaining and enhancing the technology infrastructure to support the growing technology business needs of clients.



ATCO TRAVEL

ATCO Travel's partnership with Corporate Express provides clients with:

- Time-saving convenience in the busy Edmonton-Calgary travel corridor.
- Competitive pricing.
- Personalized service.

Technologies

Technologies provides technology infrastructure planning, implementation and technical support for more than 3,500 desktop and laptop computers and operates a network connecting more than 130 locations within the ATCO Group of companies. Its customer base increased significantly during 2001 with the implementation of services for four new clients and the renewal/extension of existing customer contracts for another five-year term.

A key focus during 2001 was a continued emphasis on maintaining and enhancing the technology infrastructure to support the growing technology business needs of clients. Service demand increased to more than 67,000 requests, up from 50,000 service requests the previous year. A new centralized service request group and more automated tools were implemented to ensure high levels of customer support and more efficient customer response.

Applications

Applications develops, integrates and maintains more than 275 software products used by our clients. This group also plays a key role in providing applications planning and implementation throughout the ATCO Group of companies.

In support of ATCO Group's efforts to move towards a more standard information technology strategy, ATCO I-Tek and ATCO Singlepoint became the first ATCO companies to successfully implement an enterprise-wide financial application and infrastructure project.

ATCO TRAVEL

ATCO Travel is a leader in travel management serving corporate clients, the general travelling public and ATCO Group companies and employees.

The Company experienced solid growth of new accounts in 2001, opening a new office in Edmonton in the third quarter.

Although negatively affected by the North American economic downturn, the post-September 11 travel decline and the dramatic changes to the travel industry, the company finished the year with positive earnings and strengthening sales.

During 2001, ASHCOR continued to expand its geographic market into the British Columbia interior and northwestern Alberta, increasing the Company's sales by more than 20 percent over the previous year.

GENICS

Genics Inc. develops, manufactures and markets innovative, environmentally friendly wood preservatives for North American utility, commercial and residential markets.

In the U.S. during 2001, many utilities were testing Genics' products. In early 2001, after testing Genics' environmentally friendly CobraRod and wrap products, which inhibit rot, Duke Energy placed a large volume order for use in the company's 2002 utility pole test-and-treat program.

In Canada, product acceptance continued to strengthen with our existing clients confirming continuation of their test-and-treat programs. Hydro One in Ontario named Genics their "supplier of choice" to extend the life of its wood pole assets and in the fourth quarter, Genics completed a condition assessment audit of Hydro-Quebec's two million utility pole inventory.

ASHCOR Technologies

ASHCOR Technologies markets fly ash and other coal combustion products from ATCO Power's coal-fired generating stations in Alberta. Fly ash is a supplementary cementing material, used as a partial replacement for cement powder in concrete products and in oil well cements. ASHCOR continues to invest in research to develop new value-added uses for fly ash and other coal combustion products produced at ATCO's coal-fired generating stations in Alberta.

During 2001, ASHCOR continued to expand its geographic market into the British Columbia interior and northwestern Alberta, increasing the Company's sales by more than 20 percent over the previous year.

"signed"

S.W. Kiefer
Managing Director, Technologies



GENICS

Genics manufactures and markets innovative, environmentally friendly wood preservatives:

- Many U.S. utilities are now testing Genics' products.
- Genics named by Hydro One of Ontario as their "supplier of choice" to extend the life of its wood poles.



ASHCOR Technologies

ASHCOR continued to expand its markets for fly ash sales in 2001:

- Recent drilling activity helped drive fly ash sales up to 70 percent over 2000 in the well cementing market.

We Are **ATCO**

Utilities

ATCO Gas **ATCO Electric**



ATCO Gas serviceman at work

ATCO Gas and ATCO Electric deliver safe, reliable energy to approximately one million natural gas and electricity customers in Alberta, Yukon and the Northwest Territories. Our employees live and work in the communities we serve to build, operate and maintain our delivery infrastructure. They are ready to respond to customer needs, 24 hours a day, 365 days a year.

ATCO Gas and ATCO Electric are focused on customer service through the safe and reliable delivery of electricity and natural gas. With combined assets of more than $2 billion and 2,150 employees, the two companies serve a combined customer base of more than 1,000,000.

The past year continued to be a growth phase for transmission assets in Alberta, representing opportunity for the Utilities Group. ATCO Electric constructed Alberta's first major electricity transmission line in more than a decade, and early in 2002 won the bid for a much larger transmission project.

In order to respond to customer inquiries and concerns, the companies added more customer assistance resources and extended hours in our customer assistance centres.

A YEAR OF EVOLVING MARKETS

ATCO Gas and ATCO Electric both took important steps to evolve into "pipes and wires" companies, focused solely on their core competencies of transmission and distribution of energy within Alberta. As part of this evolution, ATCO Gas and ATCO Electric largely moved out of energy production. ATCO also announced that it will sell its gas and electric retail operations (the supply and sale of energy to consumers).

Natural gas and electricity price volatility had significant impact. High prices continuing from the fall of 2000 were a major concern for customers and employees. In order to respond to customer inquiries and concerns about high energy prices, the companies added more people and extended the hours in our customer assistance centres. The Utilities Group also launched ATCO EnergySense, an energy management hotline, website and on-site evaluation service to help homeowners and businesses identify energy efficiency opportunities. Spot market prices for both commodities fell significantly through the year, enabling the companies to pass savings on to customers.

ATCO ELECTRIC

For ATCO Electric, the past year was dominated by regulatory proceedings and enabling retail competition. Some of the key developments were:

- Finalizing the systems and processes that facilitate transactions between energy retailers and retail customers;
- Aiding larger customers and municipalities in the transition to the new market-based structure;
- Completing an intensive schedule of regulatory applications and acting upon significant decisions from the Alberta Energy and Utilities Board (AEUB). Issues considered by the Board include:
    - ATCO Electric's 2001/02 Distribution Tariff;
    - The collection of deferred charges related to high electric prices during 2000;
    - An affiliate code of conduct, necessary for transactions between the non-regulated and regulated companies in the ATCO Group;



ELECTRICITY DEREGULATION

- Retail competition for electricity began January 1, 2001.
    - Large industrial customers must select a retailer.
    - Smaller customers can choose to stay on a regulated rate option (RRO) until 2003 for commercial customers and 2005 for residential and farm customers.
    - Government-mandated price cap for RRO takes effect.
    - Government implements electricity rebates to offset high market prices.
- Power purchase arrangements came into force on January 1, 2001.
- Market prices declined in the latter half of 2001.
- Utility companies submitted regulatory applications to recover costs for high electricity prices in 2000 and 2002 RRO energy procurement strategies and tariff design.
- Transmission Administrator in Alberta continues to implement competitive procurement of transmission capacity.
- Alberta government launches review to enhance effectiveness of the new industry.

Electric Power System


The Yukon Electrical Company Limited
Northland Utilities (NWT) Limited
Northland Utilities (Yellowknife) Limited
Indian Cabins
Peace Point
HIGH LEVEL
FORT CHIPEWYAN
ALBERTA
BC
SASKATCHEWAN
Hunt Creek
Fort McMurray
GRANDE PRAIRIE
SLAVE LAKE
Primrose Station
COLD LAKE
GRANDE CACHE
EDMONTON
LLOYDMINSTER
CORY COGEN
SASKATOON
Joffre Cogen Station
RED DEER
Battle River Station
Sheerness Station
CALGARY
MEDICINE HAT
LETHBRIDGE
Oldman River Hydroelectric Project

LEGEND

- ATCO Electric Isolated Generating Stations
- ATCO Electric Converter Station
- ATCO Power Projects
- ATCO Electric Transmission Lines
- Lines Owned by Others
- ATCO Electric Service Area
- Other Electric Utilities
- Unallocated

ATCO POWER PLANTS

Rainbow Lake	H.R. Milner
Muskeg River	Scotford
McMahon	Joffre
Primrose	Battle River
Poplar Hill	Sheerness
Sturgeon	Oldman River
Valleyview	Cory Cogen

While Albertans continued to pay the provincially-mandated rate of 11 cents per kilowatt-hour during 2001, ATCO Electric's purchasing strategy captured the fall in wholesale prices during the year, resulting in significant savings which the Company will pass on to customers.

- The framework for the 2002 regulated rate option; and
- The application for a purchased energy adjustment (a one-time cost recovery measure) to customers who leave the regulated rate option; and

■ Establishing a non-regulated business arm, ATCO Utility Services, to pursue competitively bid transmission projects.

Growth in 2001

While Albertans continued to pay the provincially-mandated rate of 11 cents per kilowatt hour during 2001, ATCO Electric's purchasing strategy captured the fall in wholesale prices during the year, resulting in significant savings which the Company will pass on to customers.

ATCO Electric and its subsidiaries, The Yukon Electrical Company Limited, Northland Utilities (NWT) Limited and Northland Utilities (Yellowknife)



ATCO Electric Lineman

Natural Gas System



ALBERTA
SASKATCHEWAN
ATCO FACILITIES
Cranberry Processing Complex
Puskwaskau Gas Plant
Widewater
West Pembina Gas Plant
Riviere Gas Plant
Villeneuve Ethane Extraction Plant
Golden Spike Gas Plant
Carbondale Gas Plant
Fort Saskatchewan Ethane Extraction
Kinsella Gas Gathering
Scovil Lake Gas Plant
Edmonton Ethane Extraction Plant
Watelet Gas Plant
Integrated Gas System
Carbon Storage Facility
Empress
Wolstitmor
LEGEND
ATCO Midstream Facilities
Carbon Storage Facility
Compressor Stations (ATCO Pipelines)
ATCO Pipelines
ATCO Midstream
Alliance Partnership Pipeline
Other Gas Pipelines
ATCO PIPELINES DAILY TRANSPORTATION QUANTITIES
TJ per day
1600
1400
1200
1000
800
600
400
200
0
97
98
99
00
01
On-System Receipt
Industrial Deliveries
Core Market Deliveries

With its proven experience, technical ability, commitment, financial strength and strong reputation, ATCO's Utilities Group is the premier distributor and transmitter of gas and electricity in the Province of Alberta.

Limited, delivered a total of 10,108 million kilowatt hours in 2001. Approximately 86 percent of this total was delivered to industrial and commercial customers.

Alberta's continued economic growth generated demand for new distribution and transmission facilities. During 2001, ATCO Electric invested $84.6 million in new distribution facilities and a further $50.7 million in transmission facilities, including:

- Cranberry-Kidney 144kV project. This 91 kilometre line and new substation near Red Earth, was energized in March 2001; and
- Muskeg River 240kV project. This 5 kilometre double-circuit line and new substation, energized in October 2001, connects Albian Sands/ATCO Power to the Alberta grid.

ATCO GAS

Gas prices spiked in late 2000 and forecasts of continuing high prices through 2001 prompted an annual gas cost recovery rate (a rate designed to minimize the effect of seasonal swings in market prices on customers). However, market prices began dropping early in 2001, and spot-market purchases enabled the company to lower natural gas retail prices by 44 percent in July and a further 35 percent, as well as a refund of more than $136 million to customers in November.

The total annual natural gas cost averaged $875 per residential customer in 2001 (after deducting the Alberta government natural gas rebate of $602), compared to approximately $625 the year before. The Company's customer base increased by 21,000 during 2001. Total sales decreased to 209 petajoules (PJ) in 2001 from 227 PJ in 2000, due to warmer than normal temperatures.

ATCO Gas' primary corporate objective for 2001 was to sharpen its focus on its core gas distribution business. ATCO Gas worked to divest its natural gas producing and storage properties. The Company sold its Viking-Kinsella fields to Burlington Resources for $550 million, of which customers will receive $406 million, the amount deemed to represent the future savings to customers if natural gas from Viking had continued to be delivered to their homes and businesses. ATCO Gas also sold its Lloydminster and non-company operated properties, for $16.9 million.

GOING FORWARD

With its proven experience, technical ability, commitment, financial strength and strong reputation, ATCO's Utilities Group is the premier distributor and transmitter of natural gas and electricity in the Province of Alberta. This experience will enable ATCO Gas and ATCO Electric to focus on these abilities as energy deregulation in Alberta requires expansion of energy delivery infrastructure.

Early in 2002, ATCO Utility Services was the successful bidder to construct a 400 kilometre, 260kV line from Fort McMurray to Fort Saskatchewan. This $90 million project is to enter service in 2003.

"signed"

J.R. Frey
Managing Director, Utilities

We Are **ATCO**

Industrials

ATCO Structures **ATCO Noise Management**



Los Pelambres Copper Mine, Chile

The $21 million contract to provide accommodation for more than 1,000 people at a rugged and remote copper mine site 200 kilometres north of Santiago included refurbishing existing structures and constructing new modular units and pre-engineered buildings. Refurbishment was done on-site by Tecno Fast ATCO S.A., ATCO Structures' Chilean joint venture company. Tecno Fast ATCO S.A. constructed the required new units at its Santiago facility and also performed site plateauing and installed site services.

The ATCO Industrials Group aims to achieve profitable growth by building on its strengths as a recognized global enterprise excelling in modular buildings and noise abatement. The Industrials Group is made up of ATCO Structures and ATCO Noise Management.

ATCO STRUCTURES

ATCO Structures is a leading global provider of workforce housing and modular buildings with a 55-year track record of success. ATCO Structures has a recognized ability to develop building solutions for extreme climates and remote locations. During 2001, the Company successfully completed numerous major projects throughout the world by its five operating units located on four continents.

The company received awards for architectural excellence, technical innovation, cost effectiveness/energy efficiency, and speed of completion.

ATCO Structures was recognized by its international peers at the Modular Building Institute for projects completed during 2001, including three separate mining camps in Chile and a uniquely designed drilling facility in northern Canada. The company received awards for architectural excellence, technical innovation, cost effectiveness/energy efficiency, and speed of completion.

Canada

The Canada/Alaska operating unit had an excellent year, completing several large projects, including three drill camps for AKITA/EQUTAK Drilling Ltd. and workforce housing for more than 700 people at the Diavik diamond mine at Lac de Gras, N.W.T. ATCO Structures also received two major orders for drill camps, manufactured in Calgary in the innovative ATCO knockdown format, and shipped to Algeria. ATCO Structures' manufacturing plant in Calgary achieved ISO 9001:1994 certification in 2001, recognizing the Company's ongoing commitment to high-quality products and service. During 2002, the Company will continue to increase awareness of its re-entry into the space rental business and will pursue opportunities to demonstrate its expertise in complex projects.

United States

During its first full year of operations, ATCO Structures' manufacturing facility in Diboll, Texas completed construction of more than 700 units, including lease fleet and custom office products for U.S. space rental dealers, as well as workforce housing for oil and gas projects. The company expanded its product lines and its partnership with a dealer network during 2001.

Chile

During 2001, the Tecno Fast ATCO S.A. joint venture completed major projects throughout Chile. The Company constructed a housing facility for more than 1,000 workers at the remote Los Pelambres mountain mine site in only seven months; on this project, Tecno Fast ATCO received an award for having the best safety and environmental record of any contractor. Minera Escondida also contracted the Company to build a construction camp for 5,500 workers and a permanent operating camp to house 220 people.

Tecno Fast ATCO sees continued opportunity in Chile, primarily through expanding and upgrading existing major projects and



INTERIOR, HOUSING FACILITY AT LOS PELAMBRES MINE, CHILE

- $21 million project.
- The owners of this copper mine north of Santiago wanted to create attractive and comfortable accommodations to attract and retain qualified personnel, so the design team at Tecno Fast ATCO S.A., ATCO Structures' Chilean joint venture company, worked to attain a high degree of technical and aesthetic quality.
- The facility was re-designed as a hotel-style operation, where residents enter through a formal lobby and are assigned a permanent room (not subject to rotating occupancy).
- Two common recreational areas offer ten metre high vaulted ceilings with a skylight, natural growing plants and amenities such as ping-pong and billiards, and an exercise room and gymnasium.
- This facility is at the leading edge of a trend towards improved accommodations for remote site workers in Chile.

ATCO

During 2001, ATCO Structures Pty Ltd. achieved ISO 9001:2000 certification, an internationally recognized measure of a company's quality management system.



NORTHERN DEVELOPMENT, DIAVIK DIAMOND MINES, N.W.T.

- $8.9 million project.
- ATCO's far north operations are expanding as resource development accelerates; this was one of five major northern projects ATCO Structures completed over the 2000-2001 winter season.
- The camp was assembled largely using existing fleet equipment converted from propane to electric power.
- Units were trucked in over an ice road and installed on a client-prepared site under challenging weather conditions.
- The 704-person facility includes dormitory housing, a kitchen/diner, recreation, laundry and connecting Arctic corridors, plus freestanding office units and a guardhouse.
- The camp was fully operational in July 2001.

building upon the Company's strong relationships with the Chilean mining community. The current volatility in mineral prices worldwide is prompting the Company to diversify its product mix and seek new opportunities in other parts of South America.

Hungary

After a relatively slow start to 2001, ATCO Europe received an order to build accommodation for more than 1,000 people at the In Salah Gas Plant in Algeria. By early 2002, ATCO will have completed the manufacturing, transport and installation support for this multi-million dollar project. The project includes sleeping units, washcars, kitchens, dining units and other ATCO units. The Company also completed several other significant orders throughout Europe during 2001.

In the coming year, ATCO Europe has identified several key areas of opportunity, including oil and gas related projects in Kazakhstan, Siberia, Algeria and Libya.

Australia

During 2001, ATCO Structures Pty Ltd. achieved ISO 9001:2000 certification, an internationally recognized measure of a company's quality management system. The Company was active on several major projects throughout the year, including a construction office complex for the Comalco Alumina Refinery, which will be completed in May 2002, and an administration complex for the Australian Department of Defence, which was completed in March 2002

During 2002, ATCO Structures Pty Ltd. will diversify its product line and identify further opportunities in Australia and other parts of Australasia.

ATCO NOISE MANAGEMENT

ATCO Noise Management is a full-service engineering, procurement and construction company providing turnkey noise control for industrial facilities worldwide since 1991. Headquartered in Calgary, ATCO Noise Management also serves clients from branch offices in the U.S. and England.

In 2001, ATCO Noise Management more than doubled revenues and earnings over 2000, and passed several other significant milestones.

In 2001, ATCO Noise Management more than doubled revenues and earnings over 2000, and passed several other significant milestones. The Company delivered its 100th acoustic enclosure to Siemens Westinghouse. The Orlando, Florida office opened in March and has experienced very strong market demand.

The Company continued to improve its product offerings. The research and development program introduced the MONOBODY™ acoustical panel, which incorporates unique structural design features and provides various levels of noise reduction. Deliveries to the Original Equipment Manufacturer (OEM) market will begin in 2002.

The OEM market remained healthy with ALSTOM Power (North America) doubling its original orders for acoustic enclosures. Completed contracts for Toshiba and Hitachi position ATCO Noise Management for further penetration of this market.

The acoustic retrofit market represented an important focus in 2001. Retrofits included projects in Canada, the U.S., Argentina and Tahiti. ATCO Noise Management developed innovative solutions for the acoustic retrofit of a power plant in Panama that fulfilled the stringent noise requirements of the Inter-American Development Bank, alleviated the concerns of the neighbours of the plant and provided valuable proprietary knowledge useful for future projects. The retrofit market will remain a business focus going forward.

Due to the Company's solid backlog and market diversification, ATCO Noise Management does not expect volatility in the North American power industry to impose significant negative impact. Further diversification is a key business objective for 2002. ATCO Noise Management plans to aggressively pursue the Latin American and European markets and to strengthen its presence in the power generation, petrochemical and gas transmission sectors.

"signed"

W.A. Kmet
Managing Director, Industrials



POWER PLANT NOISE REDUCTION, PANAMA

- ATCO Noise Management was awarded a contract to reduce noise at a 96MW power plant owned by IGC/ERI PanAm Thermal Generating Ltd. in La Chorrera, Panama.
- Increasing noise complaints from neighbours necessitated the La Chorrera plant to comply with the World Bank Standard of 45 dBA from the local ordinance of 70 dBA.
- The ATCO Noise Management project included designing and installing an acoustic ridge vent, an acoustic upgrade of the roof, enclosing exhaust ducts, installing additional engine silencers, silencing radiator coolers and erecting absorptive barriers around noise sources outside the power hall.
- Post-project testing conducted in November 2001 confirmed that the noise solutions achieved the more stringent requirements.

Environment and Community


V1218
ATCO

ATCO natural gas station in Banff, Alberta

In Banff National Park, ATCO Gas opened the first publicly accessible Natural Gas Vehicle Refueling Station located in a national park. This station exemplifies ATCO's commitment to environmental responsibility and community partnerships. ATCO Gas and ATCO Electric deliver safe, reliable energy to one million natural gas and electricity customers in Alberta, Yukon and the Northwest Territories.

All ATCO Group companies are committed to being responsible members of the broader community. We work cooperatively and responsively with the communities near our existing and proposed facilities. We consult with our neighbours, provide information on the environmental impact of our activities, employ technologies that minimize the impacts on the community and environment, ensure the safety of our work places and support community endeavours.

All ATCO Group companies maintain detailed, formal environmental policies, which are reviewed and improved regularly. ATCO Group companies are committed to operating all plants and facilities at or above the environmental and regulatory standards required by the jurisdictions in which they operate. The companies maintain health and safety policies committing them to providing a safe work environment. Where applicable, ATCO Group companies formulate and practice emergency response plans in order to maximize safety in the local community and minimize the impact of unexpected incidents.

ATCO Group companies participate in local committees that maintain a meaningful two-way dialogue with the community in a variety of ways and on a continuous basis. ATCO Group funds or sponsors a variety of community and charitable initiatives, and ATCO Group employees volunteer substantial amounts of personal time to participate in community and environmental activities.

During 2001, ATCO Group companies carried out numerous community and environment-related initiatives and supported many community and environmental organizations, programs and events. These included:

- Award winning recognition for voluntary reductions in greenhouse gas emissions;
- Input into the development of a Canada-wide standard on mercury;
- Receiving ISO 14001 registration for environmental management systems at the Sheerness Generating Station and operating the Company's other power plants up to this standard;
- Supporting and funding community infrastructure projects including a swimming pool at Forestburg and the cultural/community centre at Pincher Creek;
- Supporting numerous outside organizations through financial donations, volunteer time or donations in kind, including:
  - The Alberta Children's Hospital Foundation
  - The United Way
  - The Canadian Cancer Society
  - The Canadian Arthritis Society
  - Blood donor clinics and bus drives
  - Fundraising for local organizations, including the Mustard Seed Street Ministry, YWCA/Sheriff King Home and Calgary Inter-Faith Food Bank
  - The Salvation Army
  - UNICEF
  - The Juvenile Diabetes Research Foundation
- Employee Community Service Fund campaigns that distribute funds to a broad spectrum of charities;
- Active internal recycling programs for paper, bottles and computers, and Company use of recycled paper wherever possible; and
- In cooperation with Alberta Learning, donation of used computers to schools, libraries and special needs groups such as the Cosmos Rehabilitation Society's Computer Learning Centre in Red Deer, which will help individuals with disabilities become involved in their community.



BOSANKI PETROVAC: BOSNIA

- ATCO Frontec led an ATCO Group initiative to gather and ship two containers containing 7700 kilograms of used clothing and toys.
- Clothing and toys were welcomed by over 107 families in the particular refugee camp shown in the photo.
- Donations were received and distributed by the Red Cross and the UN High Commission for refugees in Bosnia to several locations throughout Bosnia.
- ATCO employees collected the clothing and toys in two weeks in September, which were shipped and received in Bosnia in mid-October.
- Some children had not attended school because they had no shoes. Footwear included in the shipment enabled these children to return to school.
- ATCO Frontec is helping to establish a new medical clinic in Bosnia.

Financial Overview


PEOPLE
PERFORMANCE
RESULTS





J.A. (James) Campbell, Senior Vice President, Finance & Chief Financial Officer.

RECORD PERFORMANCE IN 2001:

- Earnings per share increased by 10.3 percent to $4.18 per share.
- Common share dividends increased by 13 percent to $1.04 per share.
- Earnings increased by 10.4 percent to $124.4 million.
- Gross capital expenditures increased by $340 million (68 percent) to $842 million.
- Share owners' equity increased by $89 million to $912 million.

Earnings per Class I and Class II Share
(dollars)



5.0
4.0
3.0
2.0
1.0
0
'97 '98 '99 '00 '01

Earnings Attributable to Class I and Class II Shares
(millions of dollars)



150
120
90
60
30
0
'97 '98 '99 '00 '01

Gross Capital Expenditures
(millions of dollars)



1,000
800
600
400
200
0
'97 '98 '99 '00 '01

Capitalization
(millions of dollars)



4,000
3,000
2,000
1,000
0
'97 '98 '99 '00 '01
Equity
Preferred Shares
Debt

Management's Responsibility for Financial Reporting

Management is responsible for the preparation of the consolidated financial statements, management's discussion and analysis and other financial information relating to the Corporation contained in this annual report. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles using methods appropriate for the industries in which the Corporation operates and necessarily include some amounts that are based on informed judgments and best estimates of management. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements.

Management has established internal accounting control systems to meet its responsibility for reliable and accurate reporting. These control systems are subject to periodic review by the Corporation's internal auditors.

PricewaterhouseCoopers, our independent auditors, are engaged to express a professional opinion on the consolidated financial statements.

The Board of Directors, through its Audit Committee comprised of three non-management directors, oversees management's responsibilities for financial reporting. The Audit Committee meets regularly with management, the internal auditors and the independent auditors to discuss auditing and financial matters, to assure that management is carrying out its responsibilities and to review and approve the consolidated financial statements. The auditors have full and free access to the Audit Committee and management.

"signed"

J.A. Campbell
Senior Vice President, Finance and Chief Financial Officer

"signed"

K.M. Watson
Vice President, Finance and Controller

Auditors' Report to the Share Owners

To the Share Owners of ATCO Ltd.

We have audited the consolidated balance sheets of ATCO Ltd. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"signed: PricewaterhouseCoopers LLP"

Chartered Accountants
Calgary, Alberta
February 8, 2002

Consolidated Statement of Earnings and Retained Earnings

Year ended December 31 (millions of Canadian dollars except per share data)	Note	2001	2000
Revenues		$ 3,754.3	$ 3,076.0
Costs and expenses			
Natural gas supply		1,314.5	1,002.7
Purchased power		366.5	115.8
Operation and maintenance		951.3	849.3
Selling and administrative		149.1	141.4
Depreciation and amortization		257.5	253.5
Interest	8	203.1	199.9
Dividends on preferred shares		8.9	17.9
Franchise fees		117.6	100.1
		3,368.5	2,680.6
		385.8	395.4
Interest and other income	2	48.5	36.5
Earnings before income taxes		434.3	431.9
Income taxes	3	174.8	193.1
Net earnings		259.5	238.8
Dividends on equity preferred shares		4.1	
Non-controlling interests	4	131.0	126.1
Earnings attributable to Class I and Class II shares		124.4	112.7
Retained earnings at beginning of year		689.8	609.1
		814.2	721.8
Dividends on Class I and Class II shares		30.9	27.3
Direct charges	5	5.6	4.7
Retained earnings at end of year		$ 777.7	$ 689.8
Earnings per Class I and Class II share		$ 4.18	$ 3.79
Diluted earnings per Class I and Class II share		$ 4.12	$ 3.75
Dividends paid per Class I and Class II share		$ 1.04	$ 0.92

Consolidated
Balance Sheet

As at December 31 (millions of Canadian dollars)	Note	2001	2000
ASSETS			
Current assets			
Cash and short-term investments	14	$ 328.5	$ 304.3
Accounts receivable		485.6	654.2
Inventories		130.7	148.4
Income taxes recoverable		–	16.3
Future income taxes	3	1.9	–
Deferred natural gas costs		3.9	135.1
Deferred electricity costs		27.4	87.8
Prepaid expenses		23.5	18.2
		1,001.5	1,364.3
Property, plant and equipment	6	4,590.8	4,168.2
Goodwill		71.2	75.1
Security deposits for debt		23.6	22.4
Deferred electricity costs		21.6	86.0
Other assets	7	125.0	99.6
		$ 5,833.7	$ 5,815.6
LIABILITIES AND SHARE OWNERS' EQUITY			
Current liabilities			
Bank indebtedness		$ 46.1	$ 126.2
Accounts payable and accrued liabilities		520.1	724.4
Income taxes payable		104.2	–
Future income taxes	3	–	55.2
Long-term debt due within one year	8	3.2	3.3
Non-recourse long-term debt due within one year	8	39.8	27.4
		713.4	936.5
Future income taxes	3	204.9	173.9
Deferred credits	9	65.2	40.1
Notes payable	10	4.6	197.1
Long-term debt	8	1,883.0	1,897.2
Non-recourse long-term debt	8	770.4	374.5
Preferred shares	11	–	300.0
Non-controlling interests	4	1,130.6	1,074.0
Equity preferred shares	11	150.0	–
Class I and Class II share owners' equity			
Class I and Class II shares	12	135.7	135.4
Retained earnings		777.7	689.8
Foreign currency translation adjustment		(1.8)	(2.9)
		911.6	822.3
		$ 5,833.7	$ 5,815.6

"Signed" C.O. Twa

"Signed" B.P. Drummond

Consolidated Statement of Cash Flows

Year ended December 31 (millions of Canadian dollars)	Note	2001	2000
Operating activities			
Earnings attributable to Class I and Class II shares		$ 124.4	$ 112.7
Non-cash items included in earnings:			
Depreciation and amortization		257.5	253.5
Future income taxes		45.2	11.9
Non-controlling interests		131.0	126.1
Other – net		(13.4)	15.2
Cash flow from operations		544.7	519.4
Changes in non-cash working capital	13	241.9	(146.8)
		786.6	372.6
Investing activities			
Capital expenditures – net		(695.1)	(493.5)
Contributions by utility customers for extensions to plant		38.6	41.2
Non-current deferred electricity costs		64.4	(86.0)
Changes in non-cash working capital	13	8.7	68.5
Other		1.4	(9.3)
		(582.0)	(479.1)
Financing activities			
Change in notes payable		(192.5)	116.4
Issue of long-term debt		228.9	238.1
Issue of non-recourse long-term debt		430.3	11.7
Repayment of long-term debt		(242.6)	(75.8)
Repayment of non-recourse long-term debt		(28.8)	(23.1)
Redemption of preferred shares by subsidiary		–	(34.1)
Issue of equity preferred shares		150.0	
Redemption of redeemable preferred shares		(300.0)	
Issue (purchase) of Class A shares by subsidiary		0.3	(1.7)
Issue (purchase) of Class I shares		0.3	(2.4)
Dividends paid to Class I and Class II share owners		(30.9)	(27.3)
Dividends paid to non-controlling interests		(74.2)	(71.6)
Income tax reassessments	3	(21.3)	
Changes in non-cash working capital	13	(19.0)	(15.3)
Other		(2.9)	(10.9)
		(102.4)	104.0
Foreign currency translation		2.1	(2.9)
Cash position[(1)]			
Increase (decrease)		104.3	(5.4)
Beginning of year		178.1	183.5
End of year		$ 282.4	$ 178.1

[(1)] Cash position includes cash and short term investments less current bank indebtedness.

Notes to Consolidated Financial Statements

December 31, 2001
(tabular amounts in millions of Canadian dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The consolidated financial statements include the accounts of ATCO Ltd. and its subsidiaries, including a proportionate share of joint venture investments ("ATCO"). Principal subsidiaries are ATCO Structures (100 percent owned) and its subsidiaries, ATCO Noise Management (100 percent owned), ATCO Resources (100 percent owned) and Canadian Utilities Limited (51.902 percent owned) and its subsidiaries ("Canadian Utilities"), which mainly comprise the Utilities, Power Generation and Logistics and Energy Services Business Groups.

Certain comparative figures have been reclassified to conform to the current presentation.

Regulation

ATCO Electric, ATCO Gas and ATCO Pipelines ("regulated operations") are regulated primarily by the Alberta Energy and Utilities Board ("AEUB"), which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination.

Revenue Recognition

Revenues are recognized on the accrual basis and include an estimate of services provided but not yet billed.

Revenues resulting from the supply of contracted products and services are recorded by the percentage of completion method. Full provision is made for any anticipated loss.

Natural Gas Supply

Natural gas supply expense is based on the forecast cost of natural gas included in customer rates. Variances from forecast costs are deferred until such time as approval from the AEUB is obtained for refund to or collection from customers through revised rates and natural gas supply expense is adjusted accordingly.

Purchased Power

Purchased power expense is based on the actual cost of electricity purchased. The amount included in customer rates for purchased power is based on forecast, with most variances from forecast recorded as deferred electricity costs. These costs remain deferred until such time as they are refunded to or collected from customers in accordance with approval from the AEUB.

Income Taxes

The regulated operations follow the method of accounting for income taxes that is consistent with the method of determining the income tax component of their rates. When future income taxes are not provided in the income tax component of current rates, such future income taxes are not recognized to the extent that it is expected that they will be recovered from customers through inclusion in future rates.

Other subsidiaries follow the liability method of accounting for income taxes. Under this method future tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax liabilities and assets are measured using enacted and substantively enacted tax rates. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

Inventories

Inventories are valued at the lower of average cost or net realizable value.

Property, Plant and Equipment

The regulated operations include in capital expenditures an allowance for funds used during construction at rates approved by the AEUB for debt and equity capital. Capital expenditures in the other subsidiaries include capitalized interest incurred during construction.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Certain regulated additions are made with the assistance of non-refundable cash contributions from customers when the estimated revenue is less than the cost of providing service or where special equipment is needed to supply the customers' specific requirements. These contributions are amortized on the same basis as, and offset the depreciation charge of, the assets to which they relate. Property, plant and equipment is disclosed net of unamortized contributions.

Depreciation is provided on assets on a straight-line basis over their estimated useful lives. Depreciation rates for regulated assets are approved by the AEUB. For certain assets these approved depreciation rates include a provision for future removal costs and site restoration costs. On retirement of depreciable regulated assets, the accumulated depreciation is charged with the cost of the retired unit, net disposal costs and site restoration costs.

Goodwill

Goodwill is recorded at cost and amortized on a straight-line basis generally over 40 years. The carrying value of goodwill is reviewed for impairment by estimating future cash flow from related operations over the remaining amortization period.

Deferred Financing Charges

Issue costs of long-term debt are amortized over the term of the debt and issue costs of preferred shares are amortized over the expected life of the issue. Premiums paid and unamortized issue costs of redeemed long-term debt and preferred shares relating to regulated operations are amortized over the life of the issue funding the redemption.

Deferred Availability Incentives

Effective January 1, 2001, under the terms of various Power Purchase Arrangements ("PPA") ATCO became subject to an incentive/penalty regime related to generating unit availability. The PPA allows ATCO to bill the PPA counterparty for availability in excess of predetermined targets but also obligates it to pay the counterparty a penalty when the availability target is not achieved. The intent of the PPA is that these payments will result in no net cash inflow or outflow to ATCO over the term of the PPA. Accordingly these payments have been recorded as deferred credits on the balance sheet (see Note 9) in recognition of their anticipated repayment to the PPA counterparties in future periods.

Should penalties exceed the accumulated incentives plus reasonably expected future incentive billings for any of the individual PPA's, the shortfall will be recognized in income in the year the shortfall occurs.

Notes Payable

Under bank loan agreements that are renewed on a continuing basis, ATCO may issue commercial paper or borrow directly from the bank. These borrowings allow ATCO to manage the amount and timing of long-term debt, preferred share and equity issues and are classified as long term.

Long-Term Debt Due Within One Year

When ATCO intends to refinance long-term debt due within one year on a long-term basis and there is a written undertaking from an underwriter to act on ATCO's behalf with respect thereto, or sufficient capacity under long-term bank loan agreements to issue commercial paper or assume bank loans, then long-term debt due within one year is classified as long term.

Hedging

In conducting its business, ATCO uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

Gains and losses are recognized in income in the same period and in the same financial statement category as the income or expense from the hedged position.

Employee Future Benefits

ATCO accrues for its obligations under defined benefit pension and other post employment benefit plans. Costs of these benefits are determined using the projected benefits method prorated on service and reflects management's best estimates of investment returns, wage and salary increases, age at retirement and expected health care costs. Pension plan assets are reported at market value and expected return on plan assets is calculated based on market value. Experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, adjustments resulting from plan amendments, changes in assumptions and the net transitional liability or asset are amortized over the estimated average remaining service life of employees.

Employer contributions to the defined contribution pension plans are expensed as paid.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation Plans

ATCO Ltd. has a stock option plan and a share appreciation rights plan, and participates in the share appreciation rights plan of a subsidiary corporation, Canadian Utilities Limited, all of which are described in Note 12. No compensation expense is recognized when stock options or share appreciation rights are granted. Any consideration paid by holders of the stock options is credited to share capital. If stock options are repurchased, the consideration paid to the holders of the options is charged to retained earnings. Compensation expense for the share appreciation rights plans is accrued monthly to the date of vesting on the basis of the difference between the greater of the market price of the ATCO Ltd. Class I Non-Voting shares and the Canadian Utilities Limited Class A non-voting shares or the 12 month average market price thereof over the base value of the rights.

2. INTEREST AND OTHER INCOME

	2001	2000
Interest	$ 39.3	$ 28.1
Allowance for funds used by regulated operations	5.7	4.4
Other	3.5	4.0
	$ 48.5	$ 36.5

3. INCOME TAXES

The income tax provision differs from that computed using the statutory tax rates for the following reasons:

	2001		2000	
Earnings before income taxes and non-controlling interests	$ 434.3	%	$ 431.9	%
Income taxes, at statutory rates	$ 182.9	42.1	$ 192.7	44.6
Dividends on preferred shares	3.8	0.9	8.0	1.8
Allowance for funds used by regulated operations	(1.0)	(0.2)	(1.0)	(0.2)
Depreciation of capitalized allowance for funds used by regulated operations	0.4	0.1	3.7	1.0
Crown royalties and other non-deductible Crown payments	9.2	2.1	8.2	1.9
Earned depletion and resource allowance	(13.5)	(3.1)	(12.7)	(2.9)
Large Corporations Tax	7.0	1.6	7.3	1.6
Manufacturing and processing tax credit	(4.3)	(1.0)	(3.9)	(0.9)
Foreign tax rate variance	(4.9)	(1.1)	(3.8)	(0.9)
Non-deductible interest on foreign financing	1.3	0.3	1.7	0.4
Change in future income taxes resulting from reduction in tax rates	(5.4)	(1.2)	(1.4)	(0.3)
Unrecorded future income taxes	(2.8)	(0.7)	(11.6)	(2.8)
Other	2.1	0.4	5.9	1.4
	174.8	40.2	193.1	44.7
Current income taxes	186.2		128.5	
Future income taxes (recoveries)	$ (11.4)		$ 64.6	

The future income tax liabilities (assets) comprise the following:	2001	2000
Property, plant and equipment	$ 229.1	$ 185.6
Deferred costs	13.2	63.8
Reserves	(15.8)	(14.8)
Tax loss carryforwards	(0.8)	(3.7)
Income tax reassessments	(21.3)	
Other	(1.4)	(1.8)
	203.0	229.1
Less: Amounts included in current future income taxes	(1.9)	55.2
	$ 204.9	$ 173.9

3. INCOME TAXES (continued)

Unrecorded future income taxes of the regulated operations amounted to $178.5 million at December 31, 2001. The balance includes $58.9 million in respect of Alberta Power (2000)'s generation facilities. Effective January 1, 2001, these facilities were deregulated through a system of power purchase arrangements approved by the AEUB. These unrecorded future taxes of $58.9 million will be recovered through future payments received in respect of the power purchase arrangements.

Expected future recoveries relating to tax loss carryforwards have been recorded in the amount of $0.8 million, of which $0.1 million expires at the beginning of 2009 and $0.7 million does not expire. In addition, there are tax loss carryforwards of $0.5 million for Canadian subsidiary companies and tax loss carryforwards of $9.4 million for a foreign subsidiary for which no tax benefit has been recorded. These losses begin to expire in 2007 and 2005, respectively.

Income taxes paid amounted to $61.7 million (2000 – $149.9 million).

ATCO received and paid income tax reassessments of $21.3 million during the year, of which $12.9 million was assessed to Canadian Utilities Limited, relating to the 1996 disposal of ATCOR Resources Ltd. Management does not agree with these reassessments and is contesting this matter with tax authorities. Accordingly the payments have been recorded as a reduction of future income tax liabilities.

4. NON-CONTROLLING INTERESTS

	2001	2000
Non-controlling interests in Canadian Utilities:		
Equity preferred shares		
Cumulative Redeemable Second Preferred Shares, at 5.3% to 6.6%	$ 126.5	$ 126.5
Perpetual Cumulative Second Preferred Shares, at 4.66% to 5.05%	210.0	210.0
Class A Non-Voting and Class B common shares	794.1	737.5
	$ 1,130.6	$ 1,074.0
Non-controlling interests in the earnings of Canadian Utilities:		
Equity preferred share dividends	$ 17.0	$ 16.8
Earnings attributable to Class A Non-Voting and Class B common shares	114.0	109.3
	$ 131.0	$ 126.1

5. DIRECT CHARGES TO RETAINED EARNINGS

	2001	2000
Issue costs of equity preferred shares (after income taxes)	$ 2.4	$
Stock options settled (after income taxes)	1.2	1.2
Stock options settled by a subsidiary (after income taxes and non-controlling interests)	2.0	1.2
Class I shares purchased		2.3
	$ 5.6	$ 4.7

6. PROPERTY, PLANT AND EQUIPMENT

	2001			2000	
	Composite Depreciation Rates	**Cost**	**Accumulated Depreciation**	Cost	Accumulated Depreciation
Utilities	3.7%	$ 3,918.8	$ 1,469.4	$ 3,721.1	$ 1,365.8
Power Generation	3.3%	2,458.3	649.8	2,169.6	645.9
Logistics and Energy Services	4.3%	1,002.0	319.1	903.8	288.3
Industrials	9.3%	110.0	37.0	[illegible]	[illegible]
Other	12.7%	73.2	30.2	63.6	[illegible]
		$ 7,562.3	$ 2,505.5	$ 6,972.2	$ 2,359.5
Property, plant and equipment less accumulated depreciation			5,056.8		4,612.7
Unamortized contributions by customers for extensions to regulated plant			466.0		444.5
			$ 4,590.8		$ 4,168.2

6. PROPERTY, PLANT AND EQUIPMENT (continued)

Accumulated depreciation includes amounts provided for future removal and site restoration costs, net of salvage value, of $220.7 million (2000 – $212.7 million).

Composite depreciation rates reflect total depreciation in the year as a percentage of mid-year cost, excluding construction work-in-progress of $483.0 million (2000 – $198.3 million) and non-depreciable assets of $69.7 million (2000 – $57.8 million).

7. OTHER ASSETS

	2001	2000
Accrued pension asset (Note 15)	$ 39.8	$ 26.4
Costs deferred for recovery through future regulated rates	27.0	31.9
Deferred financing charges	29.5	12.7
Other	28.7	28.6
	$ 125.0	$ 99.6

8. LONG-TERM DEBT

	2001	2000
Canadian Utilities		
Debentures, unsecured – at fixed rates of 4.84% to 12% (weighted average interest rate of 8.44%), due at various dates to 2023	$ 1,728.0	$ 1,743.0
Term credit facility, at Bankers' Acceptance rates, due March 2006 [1]	48.0	19.3
Term credit facility, at fixed rates of 5.567% to 5.79%, due March 2006	–	30.7
Term credit facility, at Bankers' Acceptance rates, due June 2004 [1]	45.0	45.0
Term credit facility, at Bank Bill rates, due May 2002, payable in Australian dollars [1]	24.7	17.1
Other long-term obligations, at rates of 4.00% to 8.87%	10.2	10.4
ATCO Investments Ltd.		
Term loan on ATCO Centre II, at Bankers' Acceptance rates, due March 2005, secured by the building [1]	7.8	9.7
ATCO Structures Inc.		
Revolving loan, at Bankers' Acceptance rates, due July 2006, secured by property, plant and equipment [1]	16.0	16.0
Other long-term obligation, at a rate of 8.50%	0.2	–
ATCO Structures Pty Ltd.		
Term loan, at fixed rate of 5.8%, due December 2003, payable in Australian dollars	4.0	6.2
Term loan, at fixed rate of 6.95%, due September 2004, payable in Australian dollars	2.3	3.1
	1,886.2	1,900.5
Less: Amounts due within one year	3.2	3.3
	$ 1,883.0	$ 1,897.2

8. LONG-TERM DEBT (continued)

	2001	2000
Non-recourse		
Canadian Utilities		
Barking Power Limited project financing, due to 2010, payable in British pounds:		
At fixed rates averaging 7.95%	$ 95.7	$ 98.6
At London Interbank Offered Rate [1]	157.0	161.8
Osborne Cogeneration Pty Ltd. project financing, due to 2013, payable in Australian dollars:		
At fixed rate of 9.795%	–	52.0
At Bank Bill rates [1]	2.6	–
At fixed rate of 6.825%	49.6	–
McMahon cogeneration plant term facility, at 8.26% to 2003, at Bankers' Acceptance rates thereafter, due to 2004	9.7	13.6
ATCO Resources Ltd. (20%) and Canadian Utilities (80%)		
Joffre cogeneration project financing:		
At Bankers' Acceptance rates, due to 2012 [1]	1.2	15.8
At London Interbank Offered Rate, due to 2012 [1]	–	20.1
At 7.161%, due to 2012	46.6	–
At 6.435% to 2004, at London Interbank Offered Rate thereafter, due to 2012 [1]	6.6	–
At 8.59%, due to 2020	40.0	40.0
ATCO Power Alberta Limited Partnership project financing:		
At 7.067% to 2008, at London Interbank Offered Rate thereafter, due to 2016 [1]	15.7	–
At 7.29% to 2008, at London Interbank Offered Rate thereafter, due to 2016 [1]	11.2	–
At 7.25% to 2011, at London Interbank Offered Rate thereafter, due to 2016 [1]	123.1	–
Cory cogeneration project financing:		
At 7.586%, due to 2024	48.5	–
At 7.601%, due to 2026	42.5	–
Scotford cogeneration project financing:		
At Bankers' Acceptance rates, due to 2014 [1]	36.2	–
At London Interbank Offered Rate, due to 2014 [1]	9.1	–
At 7.93%, due to 2022	35.5	–
Muskeg River cogeneration project financing:		
At Bankers' Acceptance rates, due to 2014 [1]	27.7	–
At London Interbank Offered Rate, due to 2014 [1]	6.9	–
At 7.56%, due to 2022	44.8	–
	810.2	401.9
Less: Amounts due within one year	39.8	27.4
	$ 770.4	$ 374.5

(1) The above Bankers' Acceptance, London Interbank Offered Rate and Bank Bill interest rates have additional margin fees.

The interest rates disclosed for certain of the non-recourse debt obligations reflect the effect of interest rate swap agreements.

Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's obligations and ATCO Ltd. has provided a number of guarantees related to ATCO Resources' obligations under their respective non-recourse loans to make equity contributions for each project and to complete construction of the Muskeg River, Scotford and Oldman River projects.

For the Muskeg River and Scotford projects, Canadian Utilities Limited and ATCO Ltd. have guaranteed a base level of cash flow if minimum electricity prices are not being obtained for approximately 34 percent of the total power generated.

8. LONG-TERM DEBT (continued)

For the ATCO Power Alberta Limited Partnership project financing, Canadian Utilities Limited and ATCO Ltd. have guaranteed a $45.0 million operating and maintenance obligation which reduces by $1.5 million per year.

To meet certain project debt service and maintenance reserve requirements, Canadian Utilities Limited and ATCO Ltd. have chosen to provide guarantees in lieu of ATCO Power and ATCO Resources providing security.

To date, Canadian Utilities Limited and ATCO Ltd. have not been required to make payments under these guarantees.

The minimum annual debt repayments for each of the next five years are as follows:

	Long-Term Debt	Non-Recourse Long-Term Debt	Total
2002	$ 106.1	$ 39.8	$ 145.9
2003	63.3	45.6	108.9
2004	146.0	42.8	188.8
2005	131.8	50.7	182.5
2006	239.0	54.2	293.2
	$ 686.2	$ 233.1	$ 919.3

Of the $145.9 million due in 2002, $102.9 million is to be refinanced and is, therefore, excluded from long-term debt due within one year in the balance sheet.

Interest on debt is as follows:

	2001	2000
Long-term debt	$ 164.3	$ 169.5
Non-recourse long-term debt	27.8	27.3
Notes payable	6.2	4.1
Current bank indebtedness	12.4	5.7
Amortization of financing charges	3.4	2.7
Less: Capitalized on non-regulated projects	(11.0)	(9.4)
	$ 203.1	$ 199.9

Interest paid amounted to $212.3 million (2000 - $207.1 million).

Fair values

Fair values for the above debt, determined using quoted market prices for the same or similar issues, are shown below. Where market prices are not available, fair values are estimated using discounted cash flow analysis based on ATCO's current borrowing rate for similar borrowing arrangements.

	2001	2000
Long-term debt		
Fixed rate	$ 1,988.6	$ 2,054.0
Floating rate	141.7	107.1
	$ 2,130.3	$ 2,161.1
Non-recourse long-term debt		
Fixed rate	$ 585.5	$ 257.1
Floating rate	238.1	161.8
	$ 823.6	$ 418.9

9. DEFERRED CREDITS

	2001	2000
Deferred availability incentives	$ 29.9	$
Accrued equipment repairs and maintenance	16.5	20.[illegible]
Other	18.8	19.[illegible]
	$ 65.2	$ 40.1

10. NOTES PAYABLE AND CREDIT LINES

At December 31, 2001, notes payable consist of outstanding commercial paper of $4.6 million (2000 – $197.1 million), at an interest rate of 2.19 percent, maturing March 2002.

ATCO has credit lines totaling $1,696.4 million, of which $625.5 million are available on a long-term committed basis by the lenders, $817.9 million on a short term committed basis and $253.0 million on an uncommitted basis. These credit lines enable ATCO to obtain financing for general business purposes. At December 31, 2001, $453.4 million of long-term committed credit lines, $792.0 million of short-term committed credit lines and $238.4 million of uncommitted credit lines were still available.

11. PREFERRED SHARES

	Redemption Dates	2001 Shares	2001 Amount	2000 Shares	2000 Amount
CanUtilities Holdings Ltd.					
Authorized and Issued:					
Cumulative Redeemable					
Series A	July 1, 2001	–	$ –	6,000,000	$ 150.0
Series B	July 1, 2001	–	–	3,000,000	75.0
Series C	July 1, 2001	–	–	3,000,000	75.0
					300.0
ATCO Ltd.					
Authorized and Issued:					
5.75% Cumulative Redeemable					
Second Preferred Series 3	December 1, 2008	6,000,000	150.0		
			$ 150.0		$ 300.0

CanUtilities Holdings Ltd.

On July 1, 2001, CanUtilities Holdings Ltd. redeemed the preferred shares at $25.00 per share plus accrued and unpaid preferential dividends.

The Series A preferred shares bore a fixed dividend rate of $1.7250 per share per annum. The Series B and Series C preferred shares bore a floating dividend rate determined by monthly auctions.

The average dividend rate on the preferred shares up to the date of redemption was $1.4862 (2000 – $1.4418) per share per annum.

ATCO Ltd.

On July 10, 2001, ATCO Ltd. issued 6,000,000 5.75% Cumulative Redeemable Second Preferred Shares, Series 3. The shares are redeemable at the option of ATCO as follows:

Redemption Date	Price per Share
From December 1, 2008 to November 30, 2009	$ 26.00
From December 1, 2009 to November 30, 2010	$ 25.50
On and after December 1, 2010	$ 25.00

Conversion by ATCO

On and after December 1, 2008, ATCO Ltd. may convert all or any of the Series 3 Preferred Shares into Class I Non-Voting shares. The number of Class I Non-Voting Shares into which each Series 3 Preferred Share may be converted will be determined by dividing the applicable redemption price together with all accrued and unpaid dividends by the greater of $2.00 and 95 percent of the weighted average trading price of Class I Non-Voting Shares on The Toronto Stock Exchange for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion.

11. PREFERRED SHARES (continued)

Conversion by the Holder

On and after December 1, 2011, each Series 3 Preferred Share will be convertible at the option of the holder, on the first day of March, June, September and December of each year, into that number of Class I Non-Voting shares determined by dividing $25.00 together with all accrued and unpaid dividends by the greater of $2.00 and 95 percent of the then Current Market Price of the Class I Non-Voting shares. If a holder of Series 3 Preferred Shares elects to convert any of the shares into Class I Non-Voting shares, ATCO Ltd. may elect to redeem the Series 3 Preferred Shares for cash or arrange for the sale of such shares to substitute purchasers. At any time, ATCO Ltd. may offer the holders of the Series 3 Preferred Shares the right to convert into a further series of Preferred Shares.

Fair values

Fair values for preferred shares, determined using quoted market prices for the same or similar issues, are $156.9 million (2000 – $301.8 million).

12. CLASS I AND CLASS II SHARES

	Class I Non-Voting		Class II Voting		Total	
	Shares	Consideration	Shares	Consideration	Shares	Consideration
Authorized	100,000,000		50,000,000		150,000,000	
Issued and Outstanding:						
December 31, 1999	26,124,160	$ 133.8	3,667,472	$ 1.8	29,791,632	$ 135.6
Stock options exercised	10,350	0.2			10,350	0.2
Purchased	(80,000)	(0.4)	–	–	(80,000)	(0.4)
December 31, 2000	26,054,510	133.6	3,667,472	1.8	29,721,982	135.4
Stock options exercised	11,350	0.3			11,350	0.3
Converted, Class II to Class I	91,217	–	(91,217)			
December 31, 2001	**26,157,077**	**$ 133.9**	**3,576,255**	**$ 1.8**	**29,733,332**	**$ 135.7**

Share owner rights

Each Class II Voting share may be converted to one Class I Non-Voting share at the share owner's option. In the event an offer to purchase Class II Voting shares is made to all owners of Class II Voting shares, and is accepted and taken up by the owners of a majority of such shares pursuant to such offer, then provided an offer is not made to the owners of Class I Non-Voting shares on the same terms and conditions, the Class I Non-Voting shares shall be entitled to the same voting rights as the Class II Voting shares. The two classes of shares rank equally in all other respects.

Normal course issuer bid

On May 25, 2001, ATCO Ltd. commenced a Normal Course Issuer Bid for the purchase of up to three percent of the outstanding Class I Non-Voting shares. The offer will expire on May 24, 2002.

Stock option plan

ATCO Ltd. has a stock option plan under which 2,550,000 Class I Non-Voting shares are reserved for issuance in respect of options. Options may be granted to directors, officers and key employees of ATCO Ltd. and its subsidiaries at an exercise price equal to the weighted average of the trading price of the shares on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period (which cannot exceed ten years) are determined at the time of grant.

Changes in shares under option are summarized below:

	2001		2000	
	Class I Shares	**Weighted-Average Exercise Price**	Class I Shares	Weighted-Average Exercise Price
Options at beginning of year	**1,325,950**	**$ 28.72**	1,292,450	$ 26.98
Granted	**2,000**	**47.93**	135,000	37.25
Exercised	**(11,350)**	**26.33**	(10,350)	21.72
Settled	**(65,050)**	**19.04**	(91,150)	17.40
Options at end of year	**1,251,550**	**$ 29.28**	1,325,950	$ 28.72

12. CLASS I AND CLASS II SHARES (continued)

Information about stock options outstanding at December 31, 2001 is summarized below.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Class I Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Class I Shares	Weighted Average Exercise Price
$14.03 – $23.70	561,750	4.1	$ 18.89	515,350	$ 18.45
$34.53 – $37.99	230,900	7.2	$ 36.44	128,100	$ 36.57
$38.18 – $47.93	458,900	8.1	$ 38.40	207,700	$ 38.33
$14.03 – $47.93	1,251,550	6.1	$ 29.28	851,150	$ 26.03

Share appreciation rights plan

Directors, officers and key employees of ATCO may be granted share appreciation rights under the share appreciation rights plans of ATCO Ltd. and its subsidiary corporation, Canadian Utilities Limited. The vesting provisions and exercise period (which cannot exceed ten years) are determined at the time of grant. The base value of the share appreciation rights is equal to the weighted average of the trading price of the Class I Non-Voting shares and the Class A Non-Voting shares, respectively, on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The holder is entitled on exercise to receive a cash payment equal to any increase in the market price of the Class I Non-Voting shares and the Class A Non-Voting shares, respectively, over the base value of the share appreciation rights exercised. Share appreciation rights expense amounted to $2.5 million (2000 – $9.6 million).

13. CHANGES IN NON-CASH WORKING CAPITAL

	2001	2000
Operating activities, changes related to:		
Accounts receivable	$ 184.3	$ (284.9)
Inventories	3.8	(19.0)
Deferred natural gas costs	131.2	(129.3)
Deferred electricity costs	60.4	(71.4)
Prepaid expenses	1.8	(3.9)
Accounts payable and accrued liabilities	(202.8)	342.7
Income taxes	120.3	(33.3)
Future income taxes	(57.1)	52.[illegible]
	$ 241.9	$ (146.8)
Investing activities, changes related to:		
Inventories	$ 14.6	$ 0.9
Prepaid expenses	(7.2)	–
Accounts payable and accrued liabilities	1.3	67.6
	$ 8.7	$ 68.5
Financing activities, changes related to:		
Accounts receivable	$ (14.9)	$ (2.7)
Accounts payable and accrued liabilities	(4.1)	(12.6)
	$ (19.0)	$ (15.3)

14. JOINT VENTURES

ATCO's interest in joint ventures is summarized below:

		2001		2000
Statement of earnings				
Revenues	$	421.5	$	305.2
Operating expenses		287.4		191.7
Depreciation		28.0		20.6
Interest		31.3		29.7
		74.8		63.2
Interest and other income		5.5		5.6
Earnings from joint ventures before income taxes	$	80.3	$	68.8
Balance sheet				
Current assets	$	183.8	$	127.6
Current liabilities		(149.9)		(97.0)
Property, plant and equipment		885.7		609.0
Deferred items – net		(75.7)		(75.5)
Long-term debt		(0.2)		(14.0)
Non-recourse long-term debt		(543.3)		(375.1)
Investment in joint ventures	$	300.4	$	175.0
Statement of cash flows				
Operating activities	$	87.2	$	71.0
Investing activities		(226.4)		(57.8)
Financing activities		184.4		(10.5)
Foreign currency translation		1.6		(2.1)
Increase in cash position	$	46.8	$	0.6

Current assets include cash of $97.9 million (2000 – $51.7 million) which is only available for use within the joint ventures.

15. EMPLOYEE FUTURE BENEFITS

ATCO maintains defined benefit and defined contribution pension plans for most of its employees and provides other post-employment benefits, principally health, dental and life insurance, for retirees and their dependants. The defined benefit pension plans, which provide for pensions based on length of service and final average earnings, are for the most part contributory, with the balance of funding the responsibility of ATCO on the advice of independent actuaries. Plan assets are comprised of Canadian and foreign equities, fixed income and other marketable securities and real estate. As of 1997, new employees of Canadian Utilities automatically participate in the defined contribution pension plans and employees participating in the Canadian Utilities defined benefit pension plans may transfer to the defined contribution pension plans at any time.

15. EMPLOYEE FUTURE BENEFITS (continued)

Information about ATCO's benefit plans, in aggregate, is as follows:

	2001		2000	
	Pension Benefit Plans	Other Post Employment Benefit Plans	Pension Benefit Plans	Other Post Employment Benefit Plans
Market value of plan assets				
Beginning of year	$ 1,431.0	$ –	$ 1,318.2	$
Actual return on plan assets	(29.8)	–	142.8	
Employee contributions	5.8	–	5.8	
Benefit payments	(34.4)	–	(34.2)	
Payments to defined contribution plans	(2.4)	–	(1.6)	
End of year	$ 1,370.2	$ –	$ 1,431.0	$
Accrued benefit obligations				
Beginning of year	$ 876.5	$ 41.6	$ 839.7	$ 37.5
Current service cost	18.3	1.3	18.4	1.2
Interest cost	60.5	3.0	58.6	2.7
Employee contributions	5.8	–	5.8	
Benefit payments	(36.0)	(1.6)	(35.5)	(1.3)
Experience losses (gains)	3.3	1.2	(10.5)	1.5
End of year	$ 928.4	$ 45.5	$ 876.5	$ 41.6
Funded status				
Excess (deficiency) of assets over obligations	$ 441.8	$ (45.5)	$ 554.5	$ (49.6)
Amounts not yet recognized in financial statements:				
Unrecognized net experience losses (gains)	56.1	2.9	(75.3)	[illegible]
Unrecognized net transitional liability (asset)	(390.3)	32.6	(421.8)	[illegible]
	107.6	(10.0)	57.4	(5.0)
Regulatory asset (liability) [1]	(67.8)	6.0	(31.0)	
Accrued asset (liability)	$ 39.8	$ (4.0)	$ 26.4	$ (5.0)
Weighted average assumptions at December 31				
Expected rate of return on plan assets	8.1%	–	7.0%	
Liability discount rate	6.9%	6.9%	7.1%	[illegible]
Average compensation increase	3.0%	–	3.0%	

The assumed annual health care cost rate increases used in measuring the accumulated post employment benefit obligation in 2001 and thereafter were 4.25 percent for drug costs and 3.75 percent for other medical and dental costs.

Included in the accrued benefit obligations are certain supplementary defined benefit pension plans that are paid by ATCO out of general revenues. These supplementary plans had accrued benefit obligations of $59.9 million at December 31, 2001 (2000 – $48.7 million).

Plan assets include Class I Non-Voting shares of ATCO Ltd. having a market value of $9.4 million at December 31, 2001 (2000 – $9.4 million) and long-term debt and Class A Non-Voting and Class B common shares of Canadian Utilities Limited having a market value of $12.1 million at December 31, 2001 (2000 – $13.4 million).

15. EMPLOYEE FUTURE BENEFITS (continued)

	2001		2000	
	Pension Benefit Plans	Other Post Employment Benefit Plans	Pension Benefit Plans	Other Post Employment Benefit Plans
Components of benefit plan expense (income)				
Current service cost	$ 18.3	$ 1.3	$ 18.4	$ 1.2
Interest cost	60.5	3.0	58.6	2.7
Expected return on plan assets	(98.3)	–	(78.1)	
Amortization of net transitional liability (asset)	(31.5)	2.3	(31.0)	2.4
Defined benefit plans expense (income)	(51.0)	6.6	(32.1)	6.3
Defined contribution plans expense	3.7	–	3.0	
Total expense (income)	(47.3)	6.6	(29.1)	6.3
Less: Capitalized	0.6	1.3	0.5	1.3
Less: Unrecognized defined benefit plans expense (income) [1]	(37.4)	4.4	(31.0)	
Net expense (income)	$ (10.5)	$ 0.9	$ 1.4	$ 5.0

(1) The regulatory asset (liability) and the unrecognized defined benefit plans expense (income) reflect an AEUB decision to record costs of employee future benefits in the regulated operations when paid rather than accrued.

16. COMMITMENTS AND CONTINGENCIES

ATCO has contractual obligations in the normal course of business and in respect of long-term operating leases for manufacturing facilities, office premises and equipment. The rentals amounted to $14.8 million for the year (2000 - $14.0 million). Future minimum lease payments are as follows:

2002	2003	2004	2005	2006	Total of All Subsequent Years
$ 13.8	$ 11.4	$ 10.0	$ 9.5	$ 9.3	$ 32.5

ATCO is party to a number of disputes and lawsuits in the ordinary course of business. Management is confident that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

ATCO has a number of regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined.

17. SEGMENTED INFORMATION

ATCO operates in the following business segments:

Utilities (ATCO Electric, Northland Utilities, Yukon Electrical, ATCO Gas, ATCO Utility Services) provides electricity distribution, transmission and generation to industrial, commercial and residential customers in north central Alberta and parts of the Yukon and the Northwest Territories and natural gas distribution to industrial, residential and commercial customers in Alberta.

Power Generation (ATCO Power, Alberta Power (2000), ATCO Resources) develops, owns, manages and operates electric power projects in Canada, Great Britain and Australia.

Logistics and Energy Services (ATCO Pipelines, ATCO Midstream, ATCO Frontec) provides natural gas transmission to industrial and commercial customers in Alberta, natural gas gathering, processing, storage and hub services in Alberta and Saskatchewan and project management and technical services, operation and maintenance, technology transfer and training services to the defence, transportation and industrial sectors.

Industrials (ATCO Structures, ATCO Noise Management, ASHCOR Technologies, Genics), with operations in Canada, Chile, Hungary, Australia and the United States, manufactures, sells and leases modular buildings, provides complete noise reduction services for industrial facilities, sells fly ash and produces and sells environmentally friendly wood treatment and maintenance products.

17. SEGMENTED INFORMATION (continued)

Other Businesses: Technologies (ATCO Singlepoint, ATCO I-Tek) provides billing and call centre services for utilities, municipalities and other organizations and builds, operates and supports the information systems and technologies used within the ATCO Group of companies; ATCO Investments owns commercial real estate in Calgary.

2001 2000	Utilities	Power Generation	Logistics & Energy Services	Industrials	Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$ 2,256.1**	**$ 660.9**	**$ 599.0**	**$ 234.5**	**$ 3.1**	**$ 0.7**	**$ –**	**$ 3,754.3**
	$ 1,988.5	$ 457.4	$ 494.0	$ 131.7	$ 3.7	$ 0.7	$ –	$ 3,076.0
Revenues	**112.5**	**–**	**313.3**	**1.4**	**94.2**	**11.7**	**(533.1)**	**–**
– intersegment [1]	72.4	269.8	427.3	0.3	87.4	15.3	(872.5)	–
Revenues	**2,368.6**	**660.9**	**912.3**	**235.9**	**97.3**	**12.4**	**(533.1)**	**3,754.3**
	2,060.9	727.2	921.3	132.0	91.1	16.0	(872.5)	3,076.0
Operating expenses	**2,028.6**	**365.8**	**760.5**	**204.7**	**74.9**	**9.9**	**(545.4)**	**2,899.0**
	1,702.9	400.8	777.1	111.7	70.4	23.2	(876.8)	2,209.3
Depreciation and	**128.5**	**66.6**	**40.8**	**10.2**	**7.4**	**0.6**	**3.4**	**257.5**
amortization	128.4	66.6	35.6	10.3	8.5	0.5	3.6	253.5
Interest	**109.0**	**72.4**	**28.6**	**2.4**	**1.2**	**162.3**	**(172.8)**	**203.[illegible]**
	103.0	71.5	27.7	2.1	1.6	157.4	(163.4)	199.9
Dividends on	**–**	**–**	**–**		**–**	**8.9**		**8.9**
preferred shares	0.4	0.1	0.1		–	17.3	–	17.9
Interest and other income	**(28.6)**	**(14.3)**	**(6.4)**	**(1.9)**	**1.8**	**(171.9)**	**172.8**	**(48.5)**
	(11.0)	(7.8)	(5.2)	(1.5)	(0.4)	(174.0)	163.4	(36.5)
Earnings before	**131.1**	**170.4**	**88.8**	**20.5**	**12.0**	**2.6**	**8.9**	**434.3**
income taxes	137.2	196.0	86.0	9.4	11.0	(8.4)	0.7	4[illegible]1.9
Income taxes	**48.9**	**69.4**	**35.5**	**5.5**	**5.5**	**6.0**	**4.0**	**171.8**
	52.1	87.7	37.6	3.8	5.3	4.6	2.0	19[illegible]
Net earnings	**82.2**	**101.0**	**53.3**	**15.0**	**6.5**	**(3.4)**	**4.9**	**259.5**
	85.1	108.3	48.4	5.6	5.7	(13.0)	(1.3)	2[illegible]
Dividends on equity	**–**					**[illegible]**		**[illegible]**
preferred shares								
Non-controlling	**43.9**	**48.4**	**26.5**	**0.6**	**3.7**	**[illegible]**	**4.2**	**[illegible]**
interests	45.0	50.0	24.1	0.4	2.7	2.[illegible]	[illegible]	[illegible]
Earnings attributable								
to Class I and	**$ 38.3**	**$ 52.6**	**$ 26.8**	**$ 14.4**	**$ 2.8**	**$ (11.2)**	**$ 0.7**	**$ 124.4**
Class II shares	$ 40.1	$ 58.3	$ 24.3	$ 5.2	$ 3.0	$ (15.7)	$ (2.5)	$ [illegible]
Total assets	**$ 2,486.4**	**$ 2,174.7**	**$ 850.7**	**$ 146.9**	**$ 47.8**	**$ 100.8**	**$ 26.4**	**$ 5,83[illegible]**
	$ 2,885.4	$ 1,836.9	$ 749.0	$ 120.7	$ 45.7	$ 167.3	$ 10.6	$ 5,81[illegible]
Capital expenditures	**$ 238.9**	**$ 464.0**	**$ 101.4**	**$ 26.0**	**$ 11.5**	**$ 0.3**	**$ –**	**$ 842.[illegible]**
– gross	$ 202.1	$ 182.9	$ 84.2	$ 24.0	$ 9.0	$ 0.3	$ –	$ 50[illegible]

(1) Intersegment revenues are recognized on the basis of prevailing market or regulated prices.

17. SEGMENTED INFORMATION (continued)

Geographic segments

	Domestic		Foreign		Consolidated	
	2001	2000	**2001**	2000	**2001**	2000
Revenues	**$ 3,350.7**	$ 2,794.0	**$ 403.6**	$ 282.0	**$ 3,754.3**	$ 3,076.0
Property, plant and equipment and Goodwill	**$ 4,245.0**	$ 3,833.4	**$ 417.0**	$ 409.9	**$ 4,662.0**	$ 4,243.3

18. SUBSEQUENT EVENTS

On January 3, 2002, ATCO sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40.0 million, to Burlington Resources Inc. for $550.0 million. ATCO's share of the net proceeds is expected to be approximately $150.0 million, after adjustments. The sale was finalized on January 3, 2002 and will be reflected in the 2002 results.

In accordance with an AEUB decision, $385.0 million plus related adjustments of $21.0 million for a total of $406.0 million, will be distributed by way of lump sum payments to customers of record on March 2, 2002.

Consolidated
Five Year Financial Summary

(dollars in millions, except where indicated)		2001	2000	1999	1998	1997
EARNINGS						
Revenues		**3,754.3**	3,076.0	2,374.8	2,077.5	2,045.1
Operating expenses		**2,899.0**	2,209.3	1,564.5	1,309.0	1,314.2
Depreciation and amortization		**257.5**	253.5	241.0	214.8	202.8
Interest		**203.1**	199.9	185.4	175.5	169.7
Dividends on preferred shares		**8.9**	17.9	23.3	34.5	33.1
Interest and other income		**(48.5)**	(36.5)	(32.1)	(34.5)	(29.4)
Income taxes		**174.8**	193.1	180.8	187.3	173.2
Dividends on equity preferred shares		**4.1**	–	–	–	–
Non-controlling interests		**131.0**	126.1	111.2	102.0	100.3
Earnings attributable to Class I and Class II shares		**124.4**	112.7	100.7	88.9	81.2
SEGMENTED EARNINGS						
Utilities		**38.3**	40.1	47.9	N/A	N/A
Power Generation		**52.6**	58.3	35.3	N/A	N/A
Logistics and Energy Services		**26.8**	24.3	21.1	N/A	N/A
Industrials		**14.4**	5.2	13.0	N/A	N/A
Other businesses		**2.8**	3.0	(1.2)	N/A	N/A
Corporate/eliminations		**(10.5)**	(18.2)	(15.4)	N/A	N/A
Earnings attributable to Class I and Class II shares		**124.4**	112.7	100.7	N/A	N/A
BALANCE SHEET						
Property, plant and equipment		**4,590.8**	4,168.2	3,976.6	3,898.4	3,639.4
Total assets		**5,833.7**	5,815.6	4,934.9	4,793.7	4,405.1
Capitalization:						
Notes payable and long-term debt		**1,887.6**	2,094.3	1,818.8	1,683.3	1,436.2
Non-recourse long-term debt		**770.4**	374.5	408.1	422.7	408.5
Preferred shares		**–**	300.0	350.0	500.0	625.0
Equity preferred shares		**150.0**	–	–	–	–
Share owners' equity*		**911.6**	822.3	744.2	681.4	613.0
Total capitalization		**3,719.6**	3,591.1	3,321.1	3,287.4	3,082.7
CASH FLOWS						
Operations		**544.7**	579.4	493.8	434.8	410.6
Capital expenditures – net		**695.1**	493.5	398.6	468.8	363.1
Financing (excluding Class I and II dividends)		**(71.5)**	131.3	(27.3)	67.3	(29.4)
Class I and II dividends		**30.9**	27.3	23.9	20.4	16.9
CLASS I AND CLASS II SHARES						
Shares outstanding at end of year* (thousands)		**29,733**	29,722	29,792	30,048	30,026
Return on equity*		**14.4%**	14.4%	14.1%	13.7%	13.8%
Earnings per share* ($)		**4.18**	3.79	3.36	2.96	2.68
Dividends paid per share* ($)		**1.04**	0.92	0.80	0.68	0.56
Equity per share* ($)		**30.66**	27.67	24.98	22.68	20.42
Stock market record – Class I Non-Voting shares ($)	High	**54.00**	48.00	43.75	39.00	34.00
	Low	**40.50**	27.50	32.20	30.00	23.50
	Close	**46.75**	46.65	39.80	39.00	34.00
Stock market record – Class II Voting shares ($)	High	**52.70**	48.00	43.85	38.00	33.00
	Low	**42.00**	28.60	33.00	30.25	23.50
	Close	**47.00**	46.85	40.00	38.00	33.00

** Includes Class I Non-Voting and Class II Voting shares.*

Consolidated
Five Year Operating Summary

(dollars in millions, except where indicated)	2001	2000	1999	1998	1997
UTILITIES					
Natural gas operations					
Capital expenditures – net	78.2	88.1	83.3	N/A	N/A
Pipelines (thousands of kilometres)	34.0	33.5	33	N/A	N/A
Maximum daily demand (terajoules)	1,470	1,737	1,595	1,696	1,629
Sales (petajoules)	187	209	192	N/A	N/A
Transportation (petajoules)	22	18	13	N/A	N/A
Total system throughput (petajoules)	209	227	205	N/A	N/A
Average annual use per residential customer (gigajoules)	131	148	138	144	148
Degree days – Edmonton*	3,661	4,210	3,774	3,898	3,964
– Calgary**	3,994	4,441	3,869	4,160	4,197
Customers at year-end (thousands)	837.7	816.1	798.4	779.9	756.6
Electric operations					
Capital expenditures – net	153.3	110.7	90.0	103.9	105.6
Power lines (thousands of kilometres)	64.2	58.6	57.9	55.3	54.9
Retail sales (millions of kilowatt hours)	10,108	10,392	10,068	10,188	10,089
Average annual use per residential customer (kWh)	7,270	7,444	7,367	7,274	7,381
Customers at year-end (thousands)	192.0	191.0	186.8	186.4	183.3
POWER GENERATION					
Capital expenditures – net	343.4	191.7	129.5	168.3	89.4
Generating capacity (thousands of kilowatts)	2,117	732	539	499	322
LOGISTICS AND ENERGY SERVICES					
Capital expenditures – net	101.7	83.8	47.4	N/A	N/A
Pipelines (thousands of kilometres)	8.2	7.9	7.9	N/A	N/A
Contract demand for pipelines system access (terajoules/day)	4,876	4,559	4,378	N/A	N/A
Natural gas processed (Mmcf/day)	429	366	332	330	277
INDUSTRIALS					
Capital expenditures – net	6.7	19.0	28.4	34.3	7.6
Lease fleet (units in thousands)	1.6	2.3	2.3	1.8	[illegible]
Lease fleet utilization – %	65	61	64	38	24
Space rental fleet (units in thousands)	3.5	2.9	2.4	1.8	

* Degree days – Edmonton are defined as the difference of the mean daily temperature from 14.5 degrees Celsius.

** Degree days – Calgary are defined as the difference of the mean daily temperature from 15.5 degrees Celsius.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. for the years ended December 31, 2001 and 2000 should be read in conjunction with the audited consolidated financial statements which include the accounts of ATCO Ltd. and all of its subsidiaries ("ATCO"). The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 41.5 percent of the Class A non-voting shares and 69.7 percent of the Class B common shares, for an aggregate ownership of 51.9 percent, ATCO Structures Inc. ("ASI"), of which ATCO Ltd. owns 100 percent of the Class A non-voting and Class B common shares, ATCO Resources Ltd. ("ATCO Resources") of which ATCO Ltd. owns 100 percent of the Class A non-voting and Class B common shares and ATCO Noise Management Ltd. ("ANM") of which ATCO Ltd. owns 100 percent of the Class A non-voting and Class B common shares. Canadian Utilities has published an Annual Report containing its Management's Discussion and Analysis of Financial Condition and Results of Operations. Please refer to Share Owners' Information on page 72 of this annual report to obtain copies.

ATCO's annual audited financial statements are consolidated from five Business Groups: Utilities, Power Generation, Logistics and Energy Services, Technologies and Industrials. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 17 to the consolidated financial statements). Transactions between Business Groups are eliminated in all reporting of ATCO's consolidated financial information.

RESULTS OF OPERATIONS

Consolidated Operations

Segmented revenues and earnings attributable to Class I Non-Voting shares ("Class I shares") and Class II Voting shares ("Class II shares") for the years 2001 and 2000 were as follows:

Business Groups	Revenues		Earnings	
(millions of Canadian dollars)	**2001**	2000	**2001**	2000
Utilities	**2,368.6**	2,060.9	**38.3**	40.[illegible]
Power Generation	**660.9**	727.2	**52.6**	58.3
Logistics and Energy Services	**912.3**	921.3	**26.8**	24.3
Industrials	**235.9**	132.0	**14.4**	5.2
Other Businesses	**97.3**	91.1	**2.8**	3.6
Corporate	**12.4**	16.0	**(11.2)**	(15.7)
Intersegment	**(533.1)**	(872.5)	**0.7**	(2.5)
Total	**3,754.3**	3,076.0	**124.4**	112.7

Earnings per share increased to $4.18 in 2001 from $3.79 in 2000.

Depreciation and depletion expenses rose $4.0 million to $25[illegible] million in 2001, primarily as a result of capital additions during 2000 and 2001.

Interest expense for 2001 increased by $3.2 million to $203.[illegible] million. This increase was primarily due to the effect of a full year of interest expense from the financings completed in 2000 partially offset by lower interest rates associated with debt refinanced in 2001. $11.0 million of interest was capitalized to projects under construction in power generation operations.

Interest and other income for 2001 increased by $12.0 million to $48.5 million, primarily due to interest income on higher cash balances.

Income taxes for 2001 decreased by $18.3 million to $174.8 million. The decrease was primarily due to lower income tax rates.

ATCO

Quarterly Financial Information

(millions of Canadian dollars except per share data) (unaudited)	1st	2nd	3rd	4th
2001				
Revenues	1,493.7	906.9	647.3	706.4
Earnings attributable to Class I Non-Voting and Class II Voting shares (1) (2)	42.3	22.6	24.3	35.2
Earnings per Class I Non-Voting and Class II Voting share (1) (2)	1.42	0.76	0.82	1.18
Diluted earnings per Class I Non-Voting and Class II Voting share (1) (2)	1.40	0.75	0.81	1.16
2000				
Revenues	773.8	588.1	616.9	1,097.2
Earnings attributable to Class I Non-Voting and Class II Voting shares (1) (2)	39.1	20.0	22.1	31.5
Earnings per Class I Non-Voting and Class II Voting share (1) (2)	1.31	0.68	0.74	1.06
Diluted earnings per Class I Non-Voting and Class II Voting share (1) (2)	1.30	0.67	0.73	1.05

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.

(2) Due to the seasonal nature of the ATCO's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

Utilities

Earnings from utilities operations for 2001, which amounted to 30.8 percent of consolidated earnings, decreased by $1.8 million to $38.3 million, primarily resulting from the impact of warmer temperatures, partially offset by the impact of rate decisions in 2000 in the ATCO Gas division of ATCO Gas and Pipelines Ltd. ("ATCO Gas"). Temperatures in 2001 were 6.9 percent warmer than normal, whereas temperatures in 2000 were 4.5 percent colder than normal.

Revenues in 2001 increased by $307.7 million to $2,368.6 million. The primary reason for the increase was higher natural gas supply costs recovered in customer rates. Natural gas supply costs were lower for the last six months of 2001, but overall were higher for the year.

Operating expenses for 2001 increased by $325.7 million to $2,028.6 million. This increase was primarily due to higher natural gas supply costs. Natural gas supply costs were lower for the last six months of 2001, but overall were higher for the year. The amount of natural gas supply costs recorded as an expense is based on the forecast cost of natural gas included in customer rates. Any variances from forecast are deferred until the Alberta Energy and Utilities Board ("AEUB") approves revised rates to either refund or collect the variance. As a consequence, changes in natural gas supply costs have no effect on ATCO's earnings.

Power Generation

Earnings from power generation operations for 2001, which amounted to 42.3 percent of consolidated earnings, decreased by $5.7 million to $52.6 million.

Revenues in 2001 decreased by $66.3 million to $660.9 million. This decrease was primarily due to lower Alberta power pool prices (ATCO Power Ltd. ("ATCO Power") and ATCO Resources) and lower revenues from the Rainbow plant and lower transmission access payments (Alberta Power (2000) Ltd. ("Alberta Power"), partially offset by revenues from the new Joffre cogeneration station and higher availability at the Barking power station (ATCO Power). Revenues from the Rainbow plant declined due to the power purchase arrangement purchaser's decision in 2001 to supply its own natural gas fuel for the plant rather than the fuel being supplied by Alberta Power as it was in 2000. In addition, transmission access payments are no longer being collected by Alberta Power from the customer on behalf of the Alberta power pool.

Operating expenses for 2001 decreased by $35.0 million to $365.8 million. The decrease was primarily the result of lower fuel costs from the Rainbow plant due to the power purchase arrangement purchaser's decision to supply its own natural gas fuel for the plant, and the elimination of the collection of transmission access payments. Neither the supply of fuel at the Rainbow plant nor the transmission access payments have any effect on ATCO's 2001 earnings, as both items were recovered in customer rates in 2000. These decreases were partially offset by operating expenses from the new Joffre cogeneration station.

In May 2001, ATCO Power and SaskPower International Inc. completed a $182 million non-recourse bond financing for the Cory Cogeneration Project, of which ATCO Resources' share was $18.2 million and ATCO Power completed a $121 million long term non-recourse financing for the Scotford Cogeneration Project, of which ATCO Resources' share was $24.2 million.

In December 2001, ATCO Power completed a $150.0 million 15 year non-recourse financing for the Primrose, Poplar Hill, Rainbow Lake Units 4 and 5, Valleyview and Oldman River generating stations, of which ATCO Resources' share was $30.0 million, and entered into an $112.0 million long term non-recourse financing agreement for the Muskeg River project of which ATCO Resources' share was $22.4 million.

On December 18, 2001, a 30 percent ownership interest in the Muskeg River project was sold to SaskPower International Inc., leaving ATCO Power with a 56 percent interest and ATCO Resources with a 14 percent interest in the project.

A partnership formed by ATCO Power and Ontario Power Generation ("OPG") is constructing and will operate the Brighton Beach power station, a $450 million, 580 megawatt natural gas fired combined cycle generating station at the site of the former J.C. Keith Generating Station, near Windsor, Ontario. Coral Energy Canada Inc. has agreed to supply natural gas to the station and will own, market and trade all the electricity produced. ATCO Power owns a 40 percent interest in the project, ATCO Resources owns ten percent and OPG owns 50 percent.

Logistics and Energy Services

Earnings from logistics and energy services operations for 2001, which amounted to 21.5 percent of consolidated earnings, increased by $2.5 million to $26.8 million.

Revenues in 2001 decreased by $9.0 million to $912.3 million. The decrease was primarily due to lower volumes of natural gas purchased by ATCO Midstream Ltd. ("ATCO Midstream") for ATCO Gas, partially offset by higher revenues from natural gas storage and from investment in new facilities during 2000 and 2001 in ATCO Midstream, higher prices for natural gas purchased for customers of the ATCO Pipelines division of ATCO Gas and Pipelines Ltd. ("ATCO Pipelines") and increased business activity in ATCO Frontec Corp. ("ATCO Frontec").

Operating expenses for 2001, net of intersegment expenses, increased by $80.5 million. This increase was primarily due to higher natural gas storage fees and higher operating costs from investment in new facilities during 2000 and 2001 in ATCO Midstream and increased business activity in ATCO Frontec.

Industrials

Earnings from industrials operations for 2001, which amounted to 11.6 percent of consolidated earnings, increased by $9.2 million to $14.4 million.

Revenues in 2001 increased by $103.9 million to $235.9 million, primarily due to increased sales activity in North America, South America and Europe (ASI) and increased business activity in ANM, partially offset by decreased sales in Australia (ASI).

Western Canadian capital resource projects provide the primary domestic market for the North American workforce housing division. During 2001, the fleet utilization rate of 65 percent was up from 61 percent in 2000. Programs to rationalize and modernize the size of the workforce housing lease fleet are continuing.

Operating expenses for 2001 increased by $93.0 million to $204.7 million, primarily as a result of increased business activity.

ASI will continue to focus on its core businesses of workforce housing in North America, Australia, South America, Europe and selective international markets and on the space rental business in Australia and Canada. ANM will continue to focus on the growing demand for turnkey guaranteed noise abatement opportunities in the energy industry worldwide.

A number of major projects, which provide opportunities for ASI, are planned for development in 2002 and beyond. ASI expects a number of projects in Australia, North America, Europe and Africa to proceed in 2002; however no major projects are expected to proceed in South America prior to 2003. ANM is continuing to address opportunities in the U.S., South America, and Europe which are a direct result of continued world wide growing demand for electric power and fossil fuels, combined with the more rigorous environmental standards for noise pollution.

International sales may expose ASI and ANM to greater risk than normally associated with domestic transactions due to the political and financial aspects of international business. However, ASI and ANM will continue to follow strict credit policies on international sales to minimize financial exposure and will continue to utilize its international experience to manage the political and other risks associated with international business. ASI has marketed and installed its manufactured products in over 105 countries around the world since 1947.

Other Businesses

Earnings from other businesses for 2001 decreased by $0.2 million to $2.8 million.

Non-controlling Interests

The interests of non-controlling share owners increased by $4.9 million to $131.0 million in 2001. This increase was primarily due to increased earnings by Canadian Utilities.

REGULATORY MATTERS

Recent Decisions – ATCO Gas and ATCO Pipelines

On January 3, 2002, the AEUB issued a decision regarding the sales by ATCO Gas of the Westlock and Lloydminster natural gas properties. The AEUB did not accept ATCO Gas' allocation of income tax amounts to customers, resulting in additional income tax expense to ATCO Gas of $2.1 million, which has been recognized in the 2001 results.


ATCO

On August 28, 2001, ATCO Gas filed an application with the AEUB to approve the sale of certain properties located in the City of Calgary, known as the Calgary Stores Block. On October 24, 2001, the AEUB approved the sale, and established a process for the determination of the distribution of the proceeds of $6.6 million. The AEUB has not yet issued a decision on the distribution of proceeds and no gain on the sale has been recorded in 2001.

On December 11, 2001, the AEUB announced that it had approved an application by ATCO Gas to sell its Viking-Kinsella natural gas producing property, having a net book value of $40 million, to Burlington Resources Inc. for $550 million. The ATCO Gas share of the net proceeds is expected to be approximately $150 million, after adjustments. The sale was finalized on January 3, 2002 and will be reflected in the 2002 results.

ATCO Gas filed an application with the AEUB requesting the distribution to customers of proceeds of the Viking-Kinsella sale amounting to $385 million plus related adjustments of $21 million for a total of $406 million. On February 21, 2002, the AEUB issued a final decision directing ATCO Gas to distribute the sale proceeds by way of lump sum payments to customers of record on March 2, 2002.

On December 12, 2001, the AEUB issued decisions on the general rate applications of the south divisions of ATCO Gas and ATCO Pipelines for the test years 2001 and 2002. The decisions, among other things, provided for approved rates of return on common equity of 9.75 percent in each year on a common equity ratio of 37 percent for ATCO Gas and 45.5 percent for ATCO Pipelines.

On December 12, 2001, the AEUB issued a decision relating to the operation of ATCO Gas' Carbon natural gas storage facility during the winter of 2000/2001. This decision ordered ATCO Gas to credit south division customer accounts by $4 million, which has been recognized in the 2001 results.

Recent Decisions – ATCO Electric

In December 2000, the Province of Alberta issued regulations which provided for the deferral of price and volume energy variances from forecast for the year ended December 31, 2000. In late 2001, the AEUB issued decisions approving the collection of these amounts held in the deferral accounts. At December 31, 2001, a total of $86.0 million, including interest, was outstanding and is expected to be collected over a 12-month period from April 2002 to March 2003, with $64.4 million classified as current and $21.6 million classified as non-current.

The negotiated settlements of ATCO Electric Ltd. ("ATCO Electric") for the 2001 and 2002 transmission facility owners tariff, distribution functions and the regulated rate option tariff provided for the creation of deferral accounts to hold most variances from forecast that arise from variations in the price of electricity. At December 31, 2001, the net balance in these deferral accounts was a refund to customers of $37.0 million, which is expected to be refunded to customers over the period April 2002 to December 2002.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of ATCO's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short-term bank loans to provide flexibility in the timing and amounts of long-term financing. Utility rates designed to recover financing costs and depreciation over the useful life of the utility assets assure the availability of funds for debt interest and retirement, and preferred share dividends and redemption. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations increased by $25.3 million to $544.7 million in 2001, primarily due to higher earnings, lower income tax rates and lower current income taxes arising from increased capital cost allowance claims for tax purposes associated with the higher capital expenditures in ATCO Power.

Investing increased by $102.9 million to $582.0 million in 2001, primarily as a result of higher capital expenditures during 2001, partially offset by a decrease in non-current deferred electricity costs.

Capital expenditures before disposals increased by $339.6 million to $842.1 million in 2001, primarily the result of increased investment in power generation facilities (ATCO Power and ATCO Resources) and in regulated natural gas transmission projects (ATCO Pipelines). These capital expenditures were partially offset by the proceeds received from the transfer of control of the H.R. Milner generating station (Alberta Power), the completion of the sale of a 50 percent interest in the Rainbow Lake generating station to Husky Energy Inc. and the sale of a 30 percent interest in the Muskeg River project to SaskPower International Inc. (ATCO Power and ATCO Resources).

To finance 2001 operations, ATCO issued $228.9 million of recourse long-term debt, including $175.0 million of 4.84 percent debentures due November 6, 2006 for ATCO Electric and ATCO Pipelines, and $430.3 million of non-recourse long-term debt for ATCO Power and ATCO Resources to fund the Muskeg River, Scotford, Cory, Joffre, Primrose, Poplar Hill, Rainbow Lake Units 4 and 5, Valleyview and Oldman River projects.

During 2001, ATCO redeemed $242.6 million of recourse long-term debt, including $100.0 million of 9.85 percent Debentures 1986 Series and $90.0 million of 10.25 percent Debentures 1986 Second Series and $52.6 million of other debt. ATCO also redeemed $28.8 million of non-recourse long-term debt and $192.5 million of notes payable. The debt redeemed had interest rates ranging from 4.28 percent to 10.25 percent.

During 2001, ATCO issued $150 million of cumulative redeemable preferred shares having a dividend rate of 5.75 percent. The proceeds of the issue were applied against short-term indebtedness issued to finance in part the mandatory redemption of $300 million of CanUtilities Holdings Ltd.'s Cumulative Redeemable Preferred Shares, Series A, B and C on July 1, 2001. Upon the redemption of the preferred shares, CanUtilities Holdings Ltd. was dissolved and wound up into ATCO Ltd.

At December 31, 2001, ATCO had credit lines totaling $1,696.4 million, of which $625.5 million was available on a long-term committed basis by the lenders, $817.9 million was available on a short-term committed basis and $253.0 million was available on an uncommitted basis. At December 31, 2001, $453.4 million of long-term committed credit lines, $792.0 million of short-term committed credit lines and $238.4 million of uncommitted credit lines were available to be drawn.

Future income tax liabilities of $204.9 million, at December 31, 2001, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

In May 2001, ATCO Ltd. filed a notice of intention to make a normal course issuer bid for the purchase of up to three percent of its outstanding Class I shares during the period May 25, 2001 to May 24, 2002. To date, no shares have been purchased pursuant to this normal course issuer bid.

It is the policy of ATCO Ltd. to pay dividends quarterly on its Class I and Class II shares. The matter of quarterly dividends is addressed by the board of directors in the first quarter of each year. For the first quarter of 2002, the quarterly dividend payment has been increased by $0.03 to $0.29 per share. The payment of any dividend is at the discretion of the board of directors and depends on the financial condition of ATCO Ltd. and other factors.

BUSINESS RISKS

Regulated Operations

ATCO's regulated operations are subject to the normal risks faced by regulated companies. These risks include the approval by the AEUB of customer rates which permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. ATCO's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

The business risks for ATCO Electric have changed with the introduction of retail competition on January 1, 2001. Together with the transfer of the interconnected generation assets to Alberta Power, this stage of deregulation leaves ATCO Electric as a regulated transmission and distribution utility.

ATCO Electric is required to supply energy to certain customers in one of three ways: through the regulated rate option, as the supplier of last resort or as the default supplier. For all three types of energy supply, ATCO Electric has implemented energy procurement strategies that mitigate both price and volume risk.

With the exception of the above types of customers, ATCO Electric now receives its revenues from unregulated retailers. As protection against bad debt, ATCO Electric has specified certain prudential requirements to be met by retailers, within limits allowed by legislation.

ATCO Electric is obligated to supply energy under the regulated rate option to the residential, farm and small commercial customers in its designated service area who do not choose an unregulated retailer. ATCO Electric is also the supplier of last resort for the regulated rate option eligible customers. ATCO Electric purchases electricity from marketers, generators and the Alberta power pool at fixed and spot prices to supply the regulated rate option customers.

ATCO Electric is also obligated to assign a default supplier for its customers who are not eligible for the regulated rate option tariff and do not choose an unregulated retailer. ATCO Electric appointed itself as the default supplier and purchases electricity from the Alberta power pool at the spot price to supply the default supply customers, the costs for which are passed on to customers on a dollar for dollar basis.

On January 1, 2001, ATCO Electric appointed itself as the supplier of last resort for its customers who are not eligible for the regulated rate option tariff and who do not have a retailer after December 31, 2000. The energy procurement price for these customers is the spot price of the Alberta power pool, the costs for which are passed on to customers on a dollar for dollar basis.

Non-Regulated Operations

ATCO's non-regulated operations are complementary to its traditional regulated businesses and are related to them in terms of skills, knowledge and experience. ATCO accounts for its non-regulated operations separately from its regulated operations. ATCO's non-regulated operations are subject to the risks faced by any commercial enterprise in those industries and in those countries in which they operate.

ATCO's portfolio of electric generating plants is made up of coal-fired steam, gas-fired cogeneration, gas-fired combined cycle, gas-fired simple cycle, and small hydro plants. The majority of operating income from power generation operations is derived through long-term power, steam and transmission support agreements. Where long-term agreements are in place, the purchaser assumes the fuel supply and price risks and ATCO, under these agreements, assumes the operating risks.

Alberta Power

Substantially all the electricity generated by Alberta Power is sold pursuant to a system of long-term power purchase arrangements ("PPAs") with EPCOR Utilities Inc. (Battle River generating plant), Engage Energy, a wholly owned subsidiary of Westcoast Energy Inc. (Rainbow generating plant), and the Alberta Balancing Pool (Sheerness generating plant). Under the PPAs, Alberta Power is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long-term Canada bond rate plus 4.5 percent based on a deemed common equity ratio of 45 percent. Many of the forecast costs will be determined by index, formula or other means for the entire period of the PPA. The PPAs are not subject to ongoing regulation by the AEUB. Alberta Power's actual results will vary and depend on performance compared to the forecasts on which the PPAs are based.

Fuel costs in Alberta Power are mostly for coal supply. To protect against volatility in coal prices, Alberta Power owns or has sufficient coal supplies under long-term contracts for the anticipated lives of its Battle River and Sheerness coal-fired generating plants. These contracts are at prices that are either fixed or indexed to inflation.

ATCO Power and ATCO Resources

ATCO Power's and ATCO Resources' generating plants include high efficiency gas-fired cogeneration plants, with associated on-site steam and power tolling arrangements, and gas-fired peaking plants with underlying transmission support agreements. In 2001, sales from approximately 75 percent of ATCO Power's and ATCO Resources' generating capacity was subject to long-term agreements, while the remaining 25 percent consisted primarily of sales to the Alberta power pool. In 2002, the portion of generating capacity subject to long-term agreements is expected to be approximately 67 percent while the remaining 33 percent is expected to consist primarily of sales of electricity to the Alberta power pool. These sales are dependent on prices in the Alberta electricity spot market. The majority of the electricity sales to the Alberta power pool are from gas-fired generating plants, and as a result operating income is affected by natural gas prices. During peak electricity usage hours in Alberta, a strong correlation exists between electricity spot prices and natural gas spot prices. During off-peak hours, there is less correlation. The correlation is expected to increase in the future as customer load grows and older plants are decommissioned.

Electricity pool prices and gas prices can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to March 2002.

Monthly Average Pool and Gas Prices (2000-2002)



Pool Price
Gas Price
POOL PRICE ($/MWh)
GAS PRICE ($/GJ)
300
250
200
150
100
50
0
16
14
12
10
8
6
4
2
0
Jan
May
Aug
Nov
Feb
Jun
Sep
Dec
Apr
2000
2001
2002
MONTH

Changes in electricity pool prices and gas prices may have a significant impact on ATCO's earnings and cash flow from operations in the future. It is ATCO's policy to continually monitor the status of its non-regulated electrical generating capacity which is not subject to long-term commitments.

ATCO Power and ATCO Resources have financed their non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question, which includes ATCO's equity therein. Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's obligations and ATCO Ltd. has provided a number of guarantees related to ATCO Resources' obligations under their respective non-recourse loans to make equity contributions for each project and to complete construction of the Muskeg River, Scotford and Oldman River projects. For the Muskeg River and Scotford projects, Canadian Utilities Limited and ATCO Ltd. have guaranteed a base level of cash flow if minimum electricity prices are not being obtained for the approximately 34 percent of the total power generated by these projects which is not currently subject to long-term agreements. For the $150 million 15 year non-recourse financing for the Primrose, Poplar Hill, Rainbow Lake Units 4 and 5, Valleyview and Oldman River generating stations, completed in December 2001, Canadian Utilities Limited and ATCO Ltd. have guaranteed a $45.0 million operating and maintenance obligation, which reduces by $1.5 million per year. To meet certain project debt service and maintenance reserve requirements, Canadian Utilities Limited and ATCO Ltd. have chosen to provide guarantees in lieu of ATCO Power and ATCO Resources providing security. To date, Canadian Utilities Limited and ATCO Ltd. have not been required to make payments under these guarantees.

Hedging

It is the policy of ATCO to use financial instruments to reduce specific risk exposures and to not hold these instruments for trading purposes.

ATCO has entered into several contracts in order to reduce interest rate, foreign exchange and commodity price risk. The financial impact of these contracts is not material and the counterparty in each transaction is a major financial institution or a significant industry participant.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, ATCO will prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants ("CICA") on accounting for goodwill and other intangible assets. Goodwill and intangible assets with an indefinite life will not be amortized; intangible assets with a finite life will be amortized on a straight-line basis over their estimated useful lives. The carrying value of these assets will be subject to an impairment test on an annual basis, or more frequently if events or circumstances indicate impairment. The estimated effect of implementing this change is a $3.9 million increase in ATCO's earnings for 2002.

Effective January 1, 2002, in accordance with the recommendations of the CICA on accounting for stock based compensation and other stock based payments, ATCO will prospectively charge the consideration paid to employees and directors for settlement of stock options to compensation cost rather than to retained earnings.

Effective January 1, 2002, ATCO will retroactively apply the accounting treatment set out in the CICA's emerging issues abstract on the balance sheet classification of callable debt obligations and debt obligations to be refinanced. Debt obligations that are due within the next fiscal year, or debt obligations that are callable, and that ATCO intends to renegotiate or refinance, will be classified as current liabilities on the balance sheet rather than long-term liabilities. The estimated effect of implementing this change results in a reclassification in 2001 of $4.6 million of notes payable.

March 6, 2002


ATCO Ltd.
Corporate Structure
ATCO LTD
CANADIAN UTILITIES LIMITED
CU INC.
INDUSTRIALS
ATCO Noise Mgmt.
ATCO Structures
ATCO Noise Mgmt. (USA)
ATCO Structures (USA)
ATCO Structures (Australia)
ATCO Europe
Techno Fast ATCO S.A.
POWER GENERATION
ATCO Resources
ATCO Power
Alberta Power (2000)
ATCO Power Canada
ATCO Power Australia
ATCO Power Generation
Thames Power
Thames Valley Power
Barking Power
Thames Power Services
UTILITIES
ATCO Electric
ATCO Gas
CU Water
Norven Holdings
The Yukon Electrical Company
Northland Utilities Enterprises
ATCO Utility Services
Northland Utilities (NWT)
Northland Utilities (Yellowknife)
LOGISTICS & ENERGY SERVICES
ATCO Pipelines
ATCO Midstream
ATCO Frontec
ATCO Frontec Property Mgmt.
ATCO Frontec Security Services
Nasittuq
ATCO Frontec Services (USA)
Terragon Services
ATCO Frontec Logistics
ATCO Frontec Services
ATCO Airports
ATCO Frontec (Australia)
ATCO Travel
TECHNOLOGIES
ATCO I-Tek
ASHCOR
Genics
ATCO I-Tek Business Services
ATCO Singlepoint
Corporation
Business Division
Limited Partnership
Solid line indicates reporting and ownership structure
Solid blue line indicates regulated companies
Dotted line indicates reporting structure only

Corporate Information

ATCO Ltd.

POWER GENERATION

Alberta Power (2000) Ltd.
ATCO Power Ltd.
ATCO Power Canada Ltd.
ATCO Power Australia Pty Ltd.
ATCO Power Generation Ltd.
Thames Valley Power Limited
Thames Power Limited
Thames Power Services Limited
Barking Power Limited
ATCO Resources Ltd.

UTILITIES

ATCO Electric Ltd.
Norven Holdings Inc.
Northland Utilities Enterprises Ltd.
ATCO Utility Services Ltd.
Northland Utilities (NWT) Limited
Northland Utilities (Yellowknife) Limited
The Yukon Electrical Company Limited
ATCO Gas and Pipelines Ltd.
ATCO Gas Division
CU Water Limited

LOGISTICS & ENERGY SERVICES

ATCO Frontec Corp.
ATCO Frontec Security Services
ATCO Frontec Property Management
ATCO Frontec Pty Ltd. (Australia)
ATCO Frontec Services Ltd.
ATCO Frontec Services Inc. (USA)
ATCO Frontec Logistics Corp.
ATCO Airports Ltd.
Nasittuq Corporation
Torngait Services Inc.
ATCO Midstream Ltd.
ATCO Gas and Pipelines Ltd.
ATCO Pipelines Division

TECHNOLOGIES

ATCO I-Tek
ATCO I-Tek Business Services Ltd.
ATCO Singlepoint
ATCO Travel Ltd.
ASHCOR Technologies Ltd.
Genics Inc.

INDUSTRIALS

ATCO Structures Inc.
ATCO Structures (USA) Inc.
ATCO Structures Pty Ltd. (Australia)
ATCO Europe Kft.
Tecno Fast ATCO S.A.
ATCO Noise Management Ltd.
ATCO Noise Management LLC (USA)

Directors and Officers

DIRECTORS

William L. Britton, Q.C. (1)(4)
Partner, Bennett Jones LLP,
Calgary, Alberta

Bertrand P. Collomb
Chairman & Chief Executive Officer
Lafarge S.A., Paris, France

Brian P. Drummond (1)(2)(3)
Corporate Director,
Montreal, Quebec

Basil K. French (1)(2)(3)(4)
President, Karusel Management Ltd.,
Calgary, Alberta

H. Earl Joudrie
Corporate Director,
Toronto, Ontario

Rt. Hon. Donald F. Mazankowski,
P.C., O.C., D. Eng., LL.D
Corporate Director
& Business Consultant,
Vegreville, Alberta

Helmut M. Neldner (2)(3)
Corporate Director,
Westerose, Alberta

Nancy C. Southern
Co-Chairman & Chief Executive
Officer, ATCO Ltd.

Ronald D. Southern,
C.M., C.B.E., LL.D
Co-Chairman & Chief Executive
Officer, ATCO Ltd.

Craighton O. Twa (3)(4)
President & Chief Operating Officer,
ATCO Ltd.

Lodewijk C. van Wachem, K.B.E.
Chairman of the Supervisory Board,
Royal Dutch Petroleum Company,
The Hague, The Netherlands

OFFICERS

Ronald D. Southern
Co-Chairman of the Board
& Chief Executive Officer

Nancy C. Southern
Co-Chairman of the Board
& Chief Executive Officer

Craighton O. Twa
President & Chief Operating Officer

James A. Campbell
Senior Vice President, Finance
& Chief Financial Officer

Denis M. Ellard
Senior Vice President,
Corporate Development

Susan R. Werth
Senior Vice President
& Chief Administration Officer

Clive R. Armour
Managing Director, ATCO Group,
Australia/Asia/Pacific

Dale R. Cawsey
Vice President, Human Resources
& Corporate Secretary

D. Terrence Davis
Vice President, Internal Audit

Siegfried W. Kiefer
Vice President, Information
Technology & Chief Information
Officer

Ladis J. Vegh
Vice President, Insurance

Karen M. Watson
Vice President, Finance
& Controller

Charles S. McConnell
Treasurer

Pat Spruin
Assistant Corporate Secretary
& Manager Corporate Secretarial

MANAGING DIRECTORS AND PRESIDENTS OF PRINCIPAL OPERATING SUBSIDIARIES

Gary K. Bauer
Managing Director, Power Generation
President, ATCO Power Ltd.

Paul F. Blaha
President, Genics Inc.

Richard (Rick) J. Brouwer
President, ATCO Midstream Ltd.

J. Richard (Dick) Frey
Managing Director, Utilities
President, ATCO Electric Ltd.
& ATCO Gas

J. Douglas (Doug) Graham
President, ATCO Pipelines

Siegfried W. Kiefer
Managing Director, Technologies

Walter A. Kmet,
Managing Director, Industrials
President & Chief Executive Officer,
ATCO Structures Inc.

Roberta (Bobbi) L. Lambright
President, ATCO I-Tek

Vaughan Payne
President, ATCO Travel Ltd.

Boris Rassin
President,
ATCO Noise Management Ltd.

Joseph (Joe) J. Schnitzer
President, ASHCOR Technologies Ltd.

Michael M. Shaw
Managing Director,
Logistics and Energy Services
President, ATCO Frontec Corp.

(1) Member of the Corporate Governance-Nomination, Succession and Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Risk Review Committee
(4) Member of the Crisis Management Committee

Share Owners' Information

ATCO Ltd.

INCORPORATION

ATCO Ltd. is incorporated under the laws of the Province of Alberta.

ANNUAL MEETING

The Annual Meeting of Share Owners will be held at 10:00 a.m. M.D.T. Wednesday, May 15, 2002 at:
The Fairmont Palliser Hotel
133 – 9th Avenue SW
Calgary, Alberta

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

COUNSEL

Bennett Jones LLP
Calgary, Alberta

TRANSFER AGENT AND REGISTRAR

Class I Non-Voting and
Class II Voting shares and
Series 3 Preferred Shares
CIBC Mellon Trust Company
Montreal/Toronto/Calgary/Vancouver

STOCK EXCHANGE LISTINGS

Class I Non-Voting Symbol ACO.X
Class II Voting Symbol ACO.Y
Listing: The Toronto Stock Exchange

5.75% CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES 3

Preferred Shares Series 3 Symbol ACO.PR.A
Listing: The Toronto Stock Exchange

ATCO GROUP ANNUAL REPORTS

Annual Reports to Share Owners and Management's Discussion and Analysis for ATCO Ltd. and Canadian Utilities Limited are available upon request from:
ATCO Ltd. & Canadian Utilities Limited
Corporate Office
1500, 909 – 11th Avenue SW
Calgary, Alberta T2R 1N6
Telephone: (403) 292-7500
Website: www.atco.com

SHARE OWNER INQUIRIES

Dividend information and other inquiries concerning shares should be directed to:
CIBC Mellon Trust Company
Stock Transfer Department
600 The Dome Tower
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1
Telephone: 1-800-387-0825
e-mail: inquiries@cibcmellon.com

PEOPLE PERFORMANCE RESULTS

Table of Contents



In recognition of ATCO's Alberta Heritage, this Annual Report cover is the twelfth of a series to feature scenes of the province's beauty.

COVER PHOTO:
Crowsnest Mountain, Crowsnest Pass region in southwestern Alberta

Notice of Annual Meeting

The Annual Meeting of Share Owners will be held at 10:00 a.m. M.D.T. Wednesday, May 15, 2002 at:
The Fairmont Palliser Hotel
133 – 9th Avenue SW
Calgary, Alberta

ATCO's Alberta Heritage Series


1990
Expanse of Alberta Foothills


1991
Alberta Alpine Stream


1992
Alberta Country Scene


1993
Alberta's Majestic Winter Scene


1994
Milk River Area, Alberta


1995
Writing on Stone Provincial Park, Alberta


1996
Valley of Ten Peaks, Alberta


1997
Near Bragg Creek, Alberta


1998
Mink Lake, West of Edmonton, Alberta


1999
Winter Sunrise and Frost


2000
Spirit Island, Jasper National Park, Alberta